Filed pursuant to General Instruction II.L of Form F-10

File No. 333-293554

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated September 23, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein or therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated September 23, 2025 from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the "SEC"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon Metals Inc., 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 416-230-3440, and are also available electronically on the System for Electronic Data Analysis ("SEDAR+") at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") at www.sec.gov under Blue Moon Metals Inc.'s issuer profile.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 23, 2025

New Issue	April 29, 2026

BLUE MOON METALS INC.

$100,000,000

10,000,000 Common Shares

This prospectus supplement (this "Prospectus Supplement") of Blue Moon Metals Inc. ("Blue Moon" or the "Corporation"), together with the short form base shelf prospectus dated September 23, 2025 (the "Prospectus"), qualifies the distribution (the "Offering") of 10,000,000 common shares of the Corporation (the "Offered Shares") at a price of $10.00 per Offered Share (the "Offering Price"). The Offered Shares are being issued and sold pursuant to an underwriting agreement dated April 29, 2026 (the "Underwriting Agreement") among the Corporation, Scotia Capital Inc. ("Scotia"), ATB Capital Markets Corp. (“Cormark”) and Canaccord Genuity Corp. ("Canaccord", and together with Scotia and Cormark, the "Lead Underwriters") as the co-lead underwriters and joint bookrunners, and Haywood Securities Inc., Titan Partners Group LLC, a division of American Capital Partners, LLC ("Titan"), Maxim Group LLC ("Maxim") and Red Cloud Securities Inc. (collectively, the "Underwriters"). The Offering Price was determined based on arm's length negotiations between the Corporation and the Lead Underwriters, on behalf of the Underwriters, and with reference to the prevailing market price of the issued and outstanding common shares of the Corporation (the "Common Shares"). See "Description of Securities Being Distributed" and "Plan of Distribution".

- i -

Concurrently with the Offering, the Corporation intends to complete a concurrent private placement offering (the "Concurrent Private Placement") of 5,000,000 Common Shares (the "Private Placement Shares") at the Offering Price for aggregate gross proceeds of $50 million with certain existing shareholders of the Corporation and other purchasers (each a "Placement Investor"). The Corporation and the Underwriters will enter into a placement agreement pursuant to which the Private Placement Shares will be sold (the "Placement Agreement"). The Corporation will enter into a subscription agreement with each Placement Investor setting out the detailed terms of the Concurrent Private Placement. The Concurrent Private Placement is expected to close on or about May 6, 2026 or such later date as mutually agreed to by the Corporation and the Lead Underwriters on behalf of the Underwriters, including to accommodate for multiple tranches of the Concurrent Private Placement, if applicable. Listing of the Private Placement Shares is subject to the Corporation fulfilling all of the requirements of the TSX Venture Exchange (the "TSXV") and the Nasdaq Capital Market (“Nasdaq”), respectively. The Concurrent Private Placement is being conducted as a separate offering from the Offering and is not being made by means of this Prospectus Supplement or the accompanying Prospectus. The Concurrent Private Placement has not been conditioned upon the completion of the Offering, and the Offering has not been conditioned upon the completion of the Concurrent Private Placement. See "Concurrent Private Placement".

The Common Shares are listed and posted for trading on the TSXV under the symbol "MOON" and on the Nasdaq under the symbol "BMM". The Common Shares are also quoted on the Frankfurt Stock Exchange ("FRA") under the symbol "8SX0". On April 28, 2026, the last full trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $10.05, the closing price of the Common Shares on the Nasdaq was US$7.295 and the closing price of the Common Shares on the FRA was €6.20. The Corporation has applied to list the Offered Shares (including the Over-Allotment Shares (as defined herein)) on the TSXV and the Nasdaq. Listing of the Offered Shares is subject to the Corporation fulfilling all of the requirements of the TSXV and the Nasdaq, respectively.

Price: $10.00 per Offered Share

	Price to the Public	Underwriters' Fee(1)(2)	Net Proceeds to Blue Moon(2)(3)
Per Offered Share	$10.00	$0.50	$9.50
Total Offering(2)	$100,000,000	$5,000,000	$95,000,000

Notes:

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a cash commission equal to 5.0% (the "Underwriters' Fee") of the gross proceeds of the Offering (including, for greater certainty, on any exercise of the Over-Allotment Option (as defined herein)), provided the cash commission payable on subscriptions of Offered Shares by certain select purchasers shall be reduced to 2.5%. Assuming no reduction in the Underwriters' Fee, actual commission may be lower due to reduced commissions applicable to certain purchasers.
(2)	The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days following the Closing Date (as defined herein), to purchase up to an additional 1,300,000 Offered Shares (the "Over-Allotment Shares"), at the Offering Price, to cover over-allocations, if any, and for market stabilization purposes. The grant of the Over-Allotment Option is qualified by this Prospectus Supplement. A person who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus Supplement regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Blue Moon" (before payment of the expenses of the Offering and assuming no reduction to the Underwriters' Fee) will be $113,000,000, $5,650,000 and $ 107,350,000 (assuming no reduction in the Underwriters' Fee, actual commission may be lower due to reduced commissions applicable to certain purchasers), respectively. See "Plan of Distribution" and the table below.
(3)	After deducting the Underwriters' Fee (assuming no reduction in the Underwriters' Fee), but before deducting the expenses of the Offering (such expenses estimated to be $1,025,850), which, together with the Underwriters' Fee, will be paid by the Corporation out of the gross proceeds of the Offering. See "Plan of Distribution".

The following table sets out the number of securities under the Over-Allotment Option that may be issued by the Corporation in connection with the Offering:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Price
Over-Allotment Option	1,300,000 Over-Allotment Shares	Up to 30 days following the Closing Date	$10.00 per Over-Allotment Share

- ii -

Unless the context otherwise requires, all references to the "Offering" and the "Offered Shares" in this Prospectus Supplement shall include the Over-Allotment Option and the Over-Allotment Shares, respectively.

Pursuant to the terms and conditions of an investor rights agreement (the "Hartree IRA") entered into between the Corporation and Hartree Partners, LP ("Hartree") on March 7, 2025, Hartree holds pre-emptive rights to participate in the Corporation’s subsequent offerings to subscribe for and acquire such number of Common Shares as would result in the pro rata interest of Hartree, immediately following the completion of such offering being equal to its respective pro rata interest immediately prior to such offering, on the same terms and conditions of such offering (the “Hartree Pre-Emptive Rights”). Pursuant to an investor rights agreement (the "Teck IRA") entered into between the Corporation and Teck Resources Limited ("Teck") on March 13, 2026, Teck holds pre-emptive rights to participate in the Corporation’s subsequent offerings to subscribe for and acquire such number of Common Shares as would result in the pro rata interest of Teck, immediately following the completion of such offering being equal to its pro rata interest immediately prior to such offering, or such greater number of Common Shares as would result in Teck holding up to 9.9% of the Common Shares of the Corporation, on the same terms and conditions of such offering (the “Teck Pre-Emptive Rights”). Any exercise by Teck of the Teck Pre-Emptive Rights in connection with the Concurrent Private Placement would be in addition to the 5,000,000 Private Placement Shares issuable pursuant to the Concurrent Private Placement and would result in an upsize of the Concurrent Private Placement. No other shareholder currently holds any valid pre-emptive rights.

Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Offered Shares at a lower price than stated above. Any such reduced-price sales will not affect the net proceeds to be received by the Corporation under the Offering. See "Plan of Distribution".

An investment in the Offered Shares is highly speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. The risk factors included or incorporated by reference in this Prospectus Supplement should be carefully reviewed and considered by purchasers in connection with an investment in the Offered Shares. See "Notice to Investors – Forward-Looking Information" and "Risk Factors" in this Prospectus Supplement and "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors" in the AIF (as defined herein), which is available electronically on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and is incorporated by reference herein.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAS ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHORT FORM BASE PROSPECTUS DATED SEPTEMBER 23, 2025 TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the "MJDS") adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are subject to the rules and auditor independence standards of the United States Public Company Accounting Oversight Board, and thus may not be comparable to financial statements of United States companies under United States generally accepted accounting principles ("U.S. GAAP").

- iii -

In addition, as a "foreign private issuer", the Corporation is exempt from certain rules under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are currently exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Although Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the "Holding Foreign Insiders Accountable Act", which was signed into U.S. law on December 18, 2025, requires the directors and officers of certain foreign private issuers to make insider reports under Section 16(a) of the U.S. Exchange Act, effective March 18, 2026, the Corporation's directors and officers were exempted from this requirement because the Corporation is organized in Canada and its directors and officers are subject to the insider reporting requirements of Canada's National Instrument 55-104. In addition, the Corporation is not required to publish financial statements as promptly as a domestic U.S. issuer in certain instances or follow certain other rules and regulations applicable to domestic U.S. issuers. See "Risk Factors  - As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders".

The Offering is being made in Canada under the terms of this Prospectus Supplement. The securities being offered under this Prospectus Supplement are also being registered in the United States under the terms of the Corporation's prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), supplementing the base prospectus that forms a part of the Corporation's registration statement (the "Registration Statement") on Form F-10 (File No. 333-293554) filed with the SEC on February 18, 2026. See "Plan of Distribution". As used in this Prospectus Supplement, "United States" and "U.S. person" are as defined in Regulation S promulgated under the U.S. Securities Act.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is existing under the provincial laws of British Columbia, that most of its officers and directors are not residents of the United States, that some or all experts named herein are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. See "Enforcement of Judgments Against Foreign Persons".

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences in Canada or in the United States. Such consequences for investors may not be described fully herein. Prospective investors are encouraged to consult their own tax advisors with respect to their own particular circumstances. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations for U.S. Holders".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain Canadian legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, and certain U.S. legal matters on behalf of the Corporation by Katten Muchin Rosenman LLP and on behalf of the Underwriters by Allen Overy Shearman Sterling US LLP.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. See "Purchasers' Statutory Rights of Withdrawal and Rescission".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book-based system through CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited in registered or electronic form with CDS on the closing of the Offering, which is expected to be on May 6, 2026, or such other date as may be agreed upon by the Corporation and the Lead Underwriters on behalf of the Underwriters (such actual closing date hereinafter referred to as the "Closing Date") and, in any event, on or before a date not later than 42 days from the date of this Prospectus Supplement. Except in limited circumstances, such as for certain purchasers of Offered Shares in the United States, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

Certain directors of the Corporation and certain executive officers of the Corporation who have signed certificates in this Prospectus Supplement or the Prospectus and certain persons who have signed consents required to be filed in connection with the filing of this Prospectus Supplement or the Prospectus reside outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See "Enforcement of Judgments Against Foreign Persons or Companies".

The Corporation's registered office is located at 666 Burrard Street, Suite 2500 Park Place, Vancouver, British Columbia, Canada, V6C 2X8 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

- iv -

(i)

PROSPECTUS
GENERAL MATTERS	1
Cautionary Statement Regarding Forward-Looking Information	1
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES	2
Currency Presentation	3
Documents Incorporated by Reference	3
Technical Information	5
The Corporation	6
THE Business of the Corporation	6
Recent Developments	7
Consolidated Capitalization	7
Use Of Proceeds	7
Plan Of Distribution	8
secondary Offering by Selling securityholders	10
Description Of The Securities Being Distributed	10
EARNINGS COVERAGE RATIOS	16
Prior Sales	16
Trading Price and Volume	16
CERTain canadian federal income tax considerations	16
Risk Factors	16
Interest of Experts	17
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	18
Legal Matters	18
Auditors, transfer agent and registrar	18

(ii)

NOTICE TO INVESTORS

About this Prospectus Supplement

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Readers should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus and should not rely on some parts of this Prospectus Supplement or Prospectus to the exclusion of others. The Corporation has not, and the Underwriters have not, authorized any other person to provide investors with additional or different information. If anyone provides you with additional, different or inconsistent information, including information or statements in articles about the Corporation or through other forms of media, readers should not rely on it. The Corporation is not, and the Underwriters are not, offering the securities in any jurisdiction in which the Offering is not permitted. Investors should assume that the information contained in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless otherwise specified, regardless of the time of delivery of this Prospectus Supplement or of any sale of the securities pursuant hereto. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

Information contained in this Prospectus Supplement should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection therewith.

Forward-Looking Information

This Prospectus Supplement and the documents incorporated by reference herein may contain or incorporate by reference "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (such forward-looking information and forward-looking statements, collectively, "forward-looking information"). All information, other than statements of historical facts, included in this Prospectus Supplement and any document incorporated by reference herein that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking information.

When used in this Prospectus Supplement or any document incorporated by reference or deemed to be incorporated by reference herein, the words "estimate", "plan", "continue", "anticipate", "might", "expect", "project", "intend", "may", "will", "shall", "should", "could", "would", "predict", "forecast", "pursue", "potential", "believe" and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Examples of such forward-looking information include information pertaining to, without limitation: statements with respect to the use of proceeds of the Offering and the Concurrent Private Placement; the timing for completion of the Offering and the Concurrent Private Placement; the satisfaction of the conditions to closing of the Offering and the Concurrent Private Placement, including receipt in a timely manner of required regulatory approvals, including the approval of the TSXV; the plan of distribution for the Offering and the Concurrent Private Placement; the potential for the Underwriters to exercise the Over-Allotment Option or undertake market stabilization transactions; the milestones necessary to achieve the Corporation's business objectives and the timing thereof; the availability and change in terms of financing; viability and timing of approval for required permits; permitting and legal processes in relation to mining permitting and approval; the benefits of the development potential of the properties of the Corporation; risk of employee and/or contractor strike actions; the future price of zinc, copper, gold, silver and tungsten; the estimation of the mineral reserves and resources; the realization of mineral reserve and resource estimates; the timing and amount of estimated future production at each of the Blue Moon Property and Nussir Property (each as defined under the heading "Technical Information"); costs of production; expected capital expenditures; costs and timing of development of new deposits; success of exploration activities; permitting requirements; currency fluctuations; labour availability costs and conditions; supply chain elasticity; inherent hazards associated with mining operations; costs of production, expansion of production capabilities; the ability to obtain surface rights to support planned infrastructure at the Corporation's projects; the ability to take advantage of forward sales agreements profitably; the ability to recover property potentially impaired by third party insolvency proceedings; requirements for additional capital; government regulation of mining operations; environmental risks and hazards; title disputes or claims; and limitations on insurance coverage.

S-1

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include: inherent risks associated with the business of exploring, development and mining; errors in management's geological modelling; the inability of the Corporation to capitalize on mineralization on its properties in a manner that is economic; the timing and ability (if at all) to complete further exploration activities, including drilling; development, infrastructure, operating or technical difficulties on any of the Corporation's properties; risks relating to costs, timing and ability (if at all) to advance the properties of the Corporation differing materially from estimates; the inability to obtain all authorizations and permits needed to continue advancing the Corporation's properties in a timely manner (or at all); failure of the Corporation to complete any further studies for the Blue Moon Property (as defined herein) and the Nussir Property (as defined herein) in the timing contemplated (or at all); risks relating to the key assumptions, parameters, limitations and methods used in the Blue Moon Property technical report and the Nussir Property technical report, including the mineral resources estimates contained therein; the prospects, if any, of the Blue Moon Property and the Nussir Property mineral deposits; the potential to extend mineralization down-plunge and at depth; the ability of exploration work (including drilling) to accurately predict mineralization; upgrading an inferred mineral resource to a measured mineral resource or indicated mineral resource category; the results of exploration activities; the global economic climate; dilution; environmental risks; community and non-governmental actions; fluctuations in currency markets; social acceptability of the Corporation's projects; fluctuations in commodity prices; risks relating to capital market conditions and the ability of the Corporation to access sufficient capital on favourable terms or at all; changes in law, rules and regulations applicable to the Corporation and its operations; risks associated with the Corporation's ability to maintain its status as a "foreign private issuer", and that the rights of the Corporation's shareholders may differ from the rights and protections typically afforded to shareholders of a U.S. corporation so long as the Corporation continues to be a "foreign private issuer"; taxation, controls and regulations; the ability to maintain the applicable minimum requirements for listing, as applicable, of the TSXV, FRA and the Nasdaq; risks relating to outbreaks of diseases and public health crises; risks relating to international conflict, geopolitical instability of war; risks relating to any imposition of tariffs or other trade restrictions; political or economic developments in Canada, the United States, Norway or in other countries in which the Corporation does business or may carry on business in the future; risks relating to foreign operations and enforcement of judgments; operating or technical difficulties in connection with exploration or development activities; employee relations; information systems security threats; the speculative nature of mineral exploration and development; obtaining necessary licenses and permits; contests over title to properties, especially title to undeveloped properties; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drill results and other geological data; environmental hazards; industrial accidents; unusual or unexpected formations, pressures, cave-ins and flooding; limitations of insurance coverage and the possibility of cost overruns or unanticipated costs and expenses. For a more detailed discussion of these factors and other risks, see the section entitled "Risk Factors" herein and the section entitled "Risk Factors" contained in the AIF.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such information will prove to be accurate as actual developments or events could cause results to differ materially from those anticipated. These include, among others, the factors described or referred to elsewhere herein and in the documents incorporated by reference herein, and include unanticipated and/or unusual events. Many of such factors are beyond the Corporation's ability to predict or control.

Readers of this Prospectus Supplement are cautioned not to put undue reliance on forward-looking information due to its inherent uncertainty. The Corporation disclaims any intent or obligation to update any forward-looking information contained in this Prospectus Supplement and the documents incorporated by reference herein, whether as a result of new information, future events or results or otherwise, unless required under applicable laws. This forward-looking information should not be relied upon as representing management's views as of any date subsequent to the date of this Prospectus Supplement or the respective dates of the documents incorporated by reference herein. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Investors should read this entire Prospectus Supplement and the Prospectus and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Offered Shares.

S-2

Cautionary Note to U.S. Investors Regarding the use of mineral reserves and mineral resource estimates

We are permitted under the MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, and the accompanying Prospectus, including the documents incorporated by reference herein and therein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. As a result, information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources has been prepared in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ in certain respects from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the "S-K 1300"). In accordance with the MJDS, the Corporation is generally not required to provide disclosure on its mineral properties under S-K 1300 and instead provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in this Prospectus Supplement, the accompanying Prospectus, or the documents incorporated by reference herein and therein, may not be directly comparable to similar information made public by U.S. companies subject to S-K 1300 and may differ in certain respects from the information that would be disclosed had the Corporation prepared the mineral reserve and mineral resource estimates under the standards adopted under S-K 1300.

cautionary note to U.S. investors regarding preparation of financial statements and financial information

As a Canadian company, the Corporation prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of the Corporation included or incorporated herein have been prepared in accordance with IFRS, which is different in certain respects than financial statements and financial information prepared in accordance with U.S. GAAP, and therefore may not be comparable to financial information of United States companies prepared under U.S. GAAP.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Mr. Francis Johnstone, Dr. Karin Thorburn, Mr. Peter Madsen, Mr. Per-Erik Bjórnstad and Mr. Frode Nilsen, each a director of the Corporation, reside outside of Canada and have appointed Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4 as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

In addition, most of the Corporation's directors and officers, and some or all of the experts named in this Prospectus Supplement and the Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for purchasers who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for purchasers who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the Corporation's directors and officers and experts under the United States federal securities laws. The Corporation has been advised by its Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would generally be recognized and be enforceable in Canada provided that the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Bennett Jones LLP, however, that there is uncertainty as to whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

S-3

The Corporation has filed with the SEC, concurrently with the U.S. Registration Statement of which this Prospectus Supplement and the Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

CURRENCY PRESENTATION and Financial Information

Unless otherwise indicated, all monetary amounts in this Prospectus Supplement are expressed in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Unless otherwise indicated, all references to "$","C$" and "dollars" in this Prospectus Supplement refer to Canadian dollars. References to "US$" in this Prospectus Supplement refer to United States dollars. On April 28, 2026, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$0.7311 (or C$1.00 = US$1.3678) and the daily exchange rate for one Norwegian Krone expressed in Canadian dollars, as quoted by the Bank of Canada, was NOK1.00 = C$0.1468 (or C$1.00 = NOK6.8120).

NOTICE REGARDING NON-IFRS MEASURES

This Prospectus Supplement and the documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, including, but not limited to, "working capital", "cash costs", "all-in sustaining cost" and "all in costs". The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Corporation's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Working capital is calculated as the value of total current assets less the value of total current liabilities. Cash costs include mining, processing, refining, general and administration costs and royalties but exclude depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. All-in sustaining costs is defined as direct production costs plus general and administrative, exploration and evaluation, other expenses and sustaining capital expenditures. All-in costs includes all-in sustaining costs as well as initial capital. These terms do not have any standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other companies. The Corporation believes that these non-IFRS measures provide information useful to its shareholders in understanding the Corporation's performance and may assist in the evaluation of the Corporation's business relative to that of its peers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Corporation's performance, profitability and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

TECHNICAL INFORMATION

Scientific and technical information relating to Blue Moon's material mineral projects indicated below are supported by the technical information contained within the AIF incorporated by reference herein. See "Documents Incorporated by Reference".

  Blue Moon Property located in Mariposa County, California (the "Blue Moon Property"); and
  Nussir Property located in Norway (the "Nussir Property").

The technical report summaries for the material properties referred to above are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the technical reports, which have been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review on SEDAR+ (www.sedarplus.ca) and EDGAR at (www.sec.gov) under Blue Moon's issuer profile. The technical reports are not and shall not be deemed to be incorporated by reference in this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

S-4

Information has been incorporated by reference in the Prospectus and this Prospectus Supplement from documents filed with or delivered to securities commissions or similar authorities in each of the provinces and territories of Canada, except Quebec, and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon, 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 416-230-3440, and are also available electronically under the issuer profile of the Corporation at www.sedarplus.ca or www.sec.gov.

The following documents filed by the Corporation with securities commissions or similar authorities in Canada are specifically incorporated into, and form an integral part of, this Prospectus Supplement and the accompanying Prospectus:

(a)	the template version of term sheet dated April 27, 2026 relating to the Offering (the "Marketing Materials");
(b)	the annual information form of the Corporation dated April 23, 2026 (the "AIF");
(c)	audited condensed consolidated financial statements for the year ended December 31, 2025, together with the notes thereto and the auditors report thereon (the "Annual Financial Statements");
(d)	audited condensed consolidated financial statements for the year ended December 31, 2024, together with the notes thereto and the auditors report thereon, excluding any comparative financial statements and notes thereto for the year ended December 31, 2023;
(e)	the management's discussion and analysis of financial position and results of operations of the Corporation in respect of the year ended December 31, 2025 (the "Annual MD&A"); and
(f)	the management information circular of the Corporation dated October 10, 2025.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and news releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus Supplement, if filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the termination of the distribution of the securities being qualified hereunder, are deemed to be incorporated by reference in this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement. Information on the Corporation's website does not constitute part of this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Prospectus is included in any report, including reports on Form 6-K, Form 40-F or Form 20-F (or any respective successor form), that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, if and to the extent expressly provided in such reports, the Corporation may incorporate by reference into this Prospectus Supplement and the Prospectus documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act. The documents of the Corporation filed with, or furnished to, the SEC are or will be made available on the SEC's website at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the Prospectus, modifies or supersedes such prior statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

S-5

Notwithstanding the disclosure in the Prospectus that the securities offered thereunder have not been and will not be registered under the U.S. Securities Act, as amended, such disclosure is modified for purposes of this Prospectus Supplement to reflect that the Offered Shares will be registered in the United States pursuant to the Corporation's Registration Statement on Form F-10 filed with the SEC.

References to the Corporation's website in this Prospectus Supplement, the Prospectus, and any documents incorporated by reference herein or therein do not incorporate the information on such website into this Prospectus Supplement or the Prospectus, as applicable, and the Corporation explicitly disclaims any such incorporation by reference.

MARKETING MATERIALS

The Marketing Materials do not form part of this Prospectus Supplement and the Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement.

Any "template version" of "marketing materials" (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials and any template version of any marketing materials) are deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus solely for the purposes of the Offering.

documents filed as part of the registration statement

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this Prospectus Supplement and the Prospectus form a part: (a) the documents listed under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and the Prospectus; (b) the Underwriting Agreement to be entered into in connection with the Offering and described in this Prospectus Supplement; (c) the consent of the Corporation's independent auditor, MNP LLP; (d) the consent of the Corporation's former independent auditor, Davidson & Company LLP; (e) the consent of each "qualified person" (for the purposes of NI 43-101) referred to in this Prospectus Supplement under the heading "Interests of Experts"; (f) the consent of the Corporation's Canadian counsel, Bennett Jones LLP; (g) the consent of the Underwriters' Canadian counsel, Blake, Cassels & Graydon LLP; and (h) the powers of attorney from directors and certain officers of the Corporation.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (together, the "Tax Act") in force as of the date prior to the date of this Prospectus Supplement and specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Prospectus Supplement, the Offered Shares acquired pursuant to the Offering on the Closing Date will be a "qualified investment" under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts, first home savings accounts (collectively, "Registered Plans") and deferred profit sharing plans, all as defined in the Tax Act, on the Closing Date, provided that at that time the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV) or the Corporation is a "public corporation" (other than a "mortgage investment corporation" as defined in the Tax Act) as defined in the Tax Act.

Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if the Offered Share is a "prohibited investment" within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber, as the case may be (the "Controlling Individual") of the Registered Plan, will be subject to a penalty tax under the Tax Act. The Offered Shares generally will not be a prohibited investment for a Registered Plan provided the Controlling Individual of the Registered Plan: (i) deals at arm's length with the Corporation for the purposes of the Tax Act; and (ii) does not have a "significant interest" (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, the Offered Shares will not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan. Persons who intend to hold Offered Shares in a Registered Plan should consult their own tax advisors with regard to the application of these rules in their particular circumstances.

S-6

THE CORPORATION

Incorporation

Blue Moon Metals Inc. is a corporation existing under the Business Corporations Act (British Columbia) (the "BCBCA"). The Corporation's registered office is located at 666 Burrard Street, Suite 2500 Park Place, Vancouver, British Columbia, Canada, V6E 2X8 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

Summary Description of the Business

Blue Moon is a Canadian mineral exploration and development company focused on advancing its polymetallic brownfield projects, being the Nussir Property, the Blue Moon Property, the Springer tungsten-molybdenum project (the "Springer Property") in the United States and the Apex gallium, germanium, copper, and silver project in United Staes ("Apex Property"). The Corporation also owns an interest in the Nye Sulitjelma Gruver AS copper-zinc-gold-silver property in Norway (the "NSG Property").

The Corporation considers the Blue Moon Property and the Nussir Property to be its only material mineral properties for the purposes of NI 43-101. The Corporation holds a 100% interest in Keystone Mines Inc. which holds the mineral rights to the unpatented mining claims and patented lands associated with the Blue Moon Property, located in Mariposa County, California. The Corporation also holds a 94.52% interest in Nussir ASA which holds the extraction licences and exploration licences associated with the Nussir Property, located in Finnmark county, Norway.

For additional information regarding the Corporation and its business, please consult the AIF incorporated by reference herein, which has been filed on SEDAR+ and EDGAR and can be reviewed at www.sedarplus.ca and www.sec.gov under the Corporation's issuer profile.

RECENT DEVELOPMENTS

Except as set out below, there have been no developments in the business of the Corporation, since the date of the AIF. A summary of developments in the business of the Corporation over the past three fiscal years can be found in the section entitled "General Development of the Business" in the AIF, which is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Blue Moon's issuer profile.

On April 24, 2026, the Corporation announced that pursuant to the Hartree IRA, Hartree exercised its top-up right to purchase an additional 526,617 Common Shares at a price of $9.06 per Common Share for aggregate gross proceeds to the Corporation of $4,771,150.02.

On April 28, 2026, the Corporation announced that it entered into an agreement to acquire certain mineral claims adjacent to Springer Property from GoldPlay LLC and Robert Schafer for consideration consisting of (i) 188,199 Common Shares, (ii) US$1,000,000, and (iii) a sliding scale gross revenue royalty on the concessions.

CONSOLIDATED CAPITALIZATION

Other than as disclosed below and under the heading "Prior Sales", there have been no material changes to the share capital of Blue Moon since December 31, 2025, being the currency date of the Annual Financial Statements filed on April 23, 2026.

S-7

The following table sets out the share capital of Blue Moon: (i) as at December 31, 2025, being the currency date of the Annual Financial Statements; (ii) as at December 31, 2025 after giving effect to the movement in share capital and loan, and (iii) as at December 31, 2025 after giving effect to the Offering (excluding any Over-Allotment Option), and any movement in share capital and loan up to April 28, 2026 as though they had closed on December 31, 2025. The table should be read in conjunction with the Annual Financial Statements and the Annual MD&A, which are incorporated by reference in this Prospectus Supplement, as well as the other disclosure contained in this Prospectus Supplement and the Prospectus, including the risk factors described under the heading "Risk Factors" in this Prospectus Supplement and in the AIF.

	As at December 31, 2025(1)	As at December 31, 2025 (after giving effect to any movement in capital)	As at December 31, 2025(2) (after giving effect to the Offering, the Concurrent Private Placement and any movement in capital)
Share Capital	$260,949,716	$227,272,712	$368,272,712(3)
Common Shares	80,867,521	89,031,492	104,031.492
Liabilities	$29,090,425	$29,090,425	$29,090,425

Notes:

(1)	These figures have been derived from the Annual Financial Statements.
(2)	Excludes exercise of the Over-Allotment Option.
(3)	The increase in share capital after giving effect to the (i) Offering (assuming the Over-Allotment Option is not exercised) is based on the net proceeds of the Offering received by the Corporation after deducting the Underwriters' Fee (assuming no reduction in the Underwriters' Fee), and the expenses of the Offering (estimated at $1,025,850) and (ii) the Concurrent Private Placement is based on the net proceeds of such offering received by the Corporation after deducting applicable fees payable to the Underwriters under the Placement Agreement (assuming no reduction in such fees).

USE OF PROCEEDS

Proceeds

The gross proceeds of the Offering will be $100,000,000 ($113,000,000 if the Over-Allotment Option is exercised in full). The estimated net proceeds of the Offering will be $95,000,000 (or $107,350,000 if the Over-Allotment Option is exercised in full), after deducting the Underwriters' Fee (assuming no reduction in the Underwriters' Fee) of $5,000,000 (or $5,650,000 if the Over-Allotment Option is exercised in full) and the estimated expenses of the Offering of $1,025,850.

Principal Purposes

The Corporation intends to use the net proceeds of the Offering to fund the further advancement, development and exploration of the Nussir Property and the Blue Moon Property and for general corporate purposes.

As of the date of this Prospectus Supplement, the Corporation is an advanced exploration-stage issuer with no revenue from mining operations. As at March 31, 2026, the Corporation had cash on-hand of approximately C$40.4 million and approximately C$8.0 million in receivables. A portion of the Corporation's cash on-hand, as well as the proceeds raised from prior offerings and the Offering (as detailed below), are expected to provide the Corporation with sufficient funding for exploration, development and corporate needs.

S-8

Specifically, the Corporation intends to use the net proceeds of the Offering as follows:

Proceeds	C$M(2)	US$M(2)
USE OF PROCEEDS(1)(2)
Construction at the Nussir Property and underground development and exploration at the Blue Moon Property including:
Nussir	80.0	58.49
Blue Moon	10.0	7.31
General Corporate and Administration	5.0	3.66
Commission and fees	5.0	3.66
TOTAL	100.0	73.11

Notes:

(1)	Assuming no exercise of the Over-Allotment Option. To the extent that the Over-Allotment Option is exercised, in whole or in part, the Corporation anticipates that any additional net proceeds from the exercise of the Over-Allotment Option will be allocated for additional expenditures on the Nussir and Blue Moon projects.
(2)	Using the daily average exchange rate on April 24, 2026 for one United States dollar expressed in Canadian dollars of US$1.00 = C$0.7311 (C$1.00 = US$1.3678), as quoted by the Bank of Canada.

The Corporation intends to use the net proceeds of the Concurrent Private Placement as follows:

Proceeds	C$M(1)	US$M(1)
USE OF PROCEEDS(1)
Development and optimization of the Nussir Property and Blue Moon Property and exploration and development at the Apex Property and Springer Property including:
Nussir	25.0	18.28
Blue Moon	3.0	2.19
Apex	5.0	3.66
Springer	10.0	7.31
General Corporate and Administration	5.0	3.66
Commission and fees	3.0	2.19
TOTAL	50.0	36.56

Notes:

(1)	Using the daily average exchange rate on April 24, 2026 for one United States dollar expressed in Canadian dollars of US$1.00 = C$0.7311 (C$1.00 = US$1.3678), as quoted by the Bank of Canada.

The Corporation intends to spend the net proceeds of the Offering and the Concurrent Private Placement as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under "Risk Factors" in this Prospectus Supplement and in the AIF.

The proposed use of proceeds relating to the expenditures as disclosed in this section has been reviewed and passed upon by Reza Ehsani, P.Eng., Senior Vice President, Projects of the Corporation, a non-independent qualified person within the meaning of NI 43-101.

S-9

Business Objectives and Milestones

The table below outlines the key milestones, estimated timing and costs in respect of the Corporation's material properties (the Blue Moon Property and the Nussir Property) as well as Apex Property and Springer Property for the next 12 months from the date of this Prospectus Supplement and also includes milestones and costs of the work program from the Blue Moon Property technical report and the Nussir Property technical report required to advance the Blue Moon Property and the Nussir Property, respectively, to the next phase. These milestones and estimates are based on the Corporation's reasonable expectations and reasonable courses of action and current assumptions and judgment.

Milestone	Milestone Completion Percentage in the next 12 months	Expenditures in next 12 months
		C$000	US$000
Nussir Property(1)
Underground Mine	60%	50,000	36,530
Process Plant	60%	43,000	31,415
Surface Site Infrastructure	60%	19,000	13,881
Construction Indirects	60%	16,000	11,690
Owners Costs	60%	17,000	12,420
Total		145,000	105,937
Blue Moon Property(2)
Underground Decline Development	100%	11,000	8,037
Exploration Drilling	100%	3,000	2,192
Total		14,000	10,228
Apex Property
Metallurgical testwork program, mine reopening, permitting, exploration and studies sufficient to enable to the Corporation to prepare an independent NI 43-101 technical report	100%	5,000	3,653
Total		5,000	3,653
Springer Property
Exploration and infill drilling, permitting and dewatering, technical studies, plant refurbishment, and mine development sufficient to enable the Corporation to prepare an independent NI 43-101 technical report	100%	10,000	7,306
Total		10,000	7,306
Grand Total		174,000	127,124

Note:

(1)	Based on the Nussir Property Technical Report
(2)	Based on the Blue Moon Property Technical Report

S-10

As of April 29, 2026, the Corporation anticipates spending a total of $174,000,000 over the next 12 months in order to meet its objectives and milestones. The Corporation anticipates using its working capital, which as of April 29, 2026, was approximately $30.0 million (including $35.1 million in cash), to fund its necessary activities related to the Blue Moon Property and the Nussir Property. The Corporation will also use its working capital in order to meet its general and administrative expenses, which, as of April 29, 2026, are expected to be approximately $19 million over the next 12 months including the fees and expenses of this equity offering of approximately $9,000,000 (and assuming full exercise of the Over-Allotment Option).

Through the spending plans set out above, within the next 12 months the Corporation expects to: (i) achieve the commencement of ore stockpiling at the Nussir Project, (ii)  complete the current underground development work at the Blue Moon Property as well as the related exploration efforts in the surrounding project area, (iii)  advance each of the Apex Property and the Springer Property to a position where a NI 43-101 technical report may be commissioned by the Corporation in respect of both assets.

Within the specified 12 month timeframe, the Corporation's anticipated expenditures detailed above are fully funded with the proceeds of the Offerings and cash on hand. However full achievement of the Corporation's next milestones and completion of the entirety of the Corporation's expected development of its material mineral projects, as well as the continuing operations of the Corporation, are dependent on the ability of the Corporation to obtain additional financing to fund such future anticipated costs and expenditures. Though the Corporation is actively pursuing such financing activities in the ordinary course, there is no guarantee such financing will be secured, or available on a timely basis or on acceptable terms.

Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See "Risk Factors" in this Prospectus Supplement and other risk factors in the documents incorporated by reference herein.

PRE-EMPTIVE RIGHTS

Pursuant to the terms and conditions of the Hartree IRA, Hartree holds the Hartree Pre-Emptive Rights. Pursuant to the terms and conditions of the Teck IRA, Teck holds the Teck Pre-Emptive Rights. Any exercise by Teck of the Teck Pre-Emptive Rights in connection with the Concurrent Private Placement would be in addition to the 5,000,000 Private Placement Shares issuable pursuant to with the Concurrent Private Placement and would result in an upsize of the Concurrent Private Placement. No other shareholder currently holds any valid pre-emptive rights.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated April 29, 2026 among the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed severally, and not jointly or jointly and severally, to purchase, or alternatively and without prejudice to the Underwriters' obligation to purchase, to arrange, as agent for substituted purchasers, on the Closing Date, an aggregate of 10,000,000 Offered Shares at the Offering Price for gross proceeds of $100,000,000 payable in cash to the Corporation against delivery of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of the "disaster out", "regulatory out", "material change out" and "breach out" provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Offering Price was determined by arm's length negotiations between the Corporation and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares. Closing of the Offering is anticipated to occur on or about May 6, 2026 subject to the conditions of closing being met, or such earlier or later date as the Corporation and the Lead Underwriters may agree.

S-11

The Corporation has also granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days following the Closing Date, to purchase up to 1,300,000 Over-Allotment Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes.

If the Over-Allotment Option is exercised in full for Over-Allotment Shares, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Blue Moon" (before payment of the expenses of the Offering and assuming no reduction in the Underwriters' Fee) will be $113,000,000, $5,650,000 and $107,350,000, respectively. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be issued upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters' Fee, equal to 5.0% of the aggregate gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option). The cash commission payable on subscriptions for Offered Shares by certain select purchasers, as agreed upon between the Corporation and the Lead Underwriters, shall be reduced to 2.5%.

Pursuant to the terms of the Underwriting Agreement, the Corporation and Underwriters have agreed that the Corporation will pay (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares, including, without limitation, the fees and expenses payable in connection with the distribution of the Offered Shares, (ii) the reasonable fees and expenses of the Corporation's counsel; (iii) all costs incurred with the preparation of documentation relating to the Offering, including the filing of this Prospectus Supplement; (iv) all reasonable fees and disbursements of the Underwriters' legal counsel (to a maximum of US$250,000, in the aggregate, inclusive of disbursements and exclusive of applicable taxes); and (v) all reasonable other "out-of-pocket" expenses of the Underwriters. The Corporation has also agreed to indemnify the Underwriters, their affiliates and their respective partners, directors, officers and employees against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.

Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority, Inc.

The Offering is being made concurrently in each of the provinces and territories of Canada, except Quebec, and in the United States. The Offered Shares will be offered in all the provinces and territories of Canada, except Quebec, and in the United States pursuant to the Registration Statement, through the Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters. Any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. securities laws, federal and state broker-dealer laws and the requirements of the Financial Industry Regulatory Authority, Inc. The Corporation has applied to list the Offered Shares (including the Over-Allotment Shares) on the TSXV and on the Nasdaq. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV and of the Nasdaq.

Titan and Maxim are not registered as investment dealers in any Canadian jurisdiction and, accordingly, they will only sell the Offered Shares outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The Corporation expects that delivery of the Offered Shares will be made on the Closing Date, expected to be on or about May 6, 2026, which is longer than a T+1 settlement cycle. Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle within one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Under the Underwriting Agreement, without the prior consent of the Lead Underwriters on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, for a period of 90 days from the Closing Date, the Corporation has agreed not to issue or sell any additional Common Shares or financial instruments convertible or exchangeable into Common Shares, other than: (a) pursuant to the Corporation's equity compensation plan, (b) to satisfy existing contractual obligations and instruments already issued as of the date hereof; (c) the issuance of Common Shares upon the exercise of any outstanding warrants, convertible securities, options, or any other commitment or agreement outstanding as of the date hereof; (d) obligations in respect of existing agreements; (e) the issuance of Common Shares in connection with any bona fide acquisition by the Corporation or its subsidiaries; (f) in connection with an internal reorganization; and (g) in connection with certain strategic investments.

S-12

Pursuant to the terms of the Underwriting Agreement, the Corporation has also agreed to use its reasonable best efforts to cause each of its directors and officers to agree, in lock-up agreements to be executed concurrently with the closing of the Offering, that each will not, without the prior consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, for a period ending 90 days from the Closing Date, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, other than pursuant to a bona fide take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation and certain other customary exceptions as provided for in the lock up agreements.

Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include over-allocating or making short sales of the Offered Shares, which involves the sale by the Underwriters of a greater number of Offered Shares than it is required to purchase in the Offering.

The Underwriters may close out any covered short position by purchasing Offered Shares in the open market.

The Underwriters must close out any naked short position by purchasing Offered Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Offered Shares in the open market.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a client where the client's order was not solicited during the period of distribution.

As a result of these activities, the price of the Offered Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Offered Shares are listed, in the over-the-counter market, or otherwise.

S-13

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. However, in no event will the Corporation receive less than net proceeds of $9.50 per Offered Share. If the selling price is reduced, the compensation received by the Underwriters will be reduced by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. In addition, the Underwriters may offer selling group participation to other registered dealers that are satisfactory to the Corporation, acting reasonably, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book-based system through CDS or its nominee and deposited in registered or electronic form with CDS on the Closing Date. Except in limited circumstances, such as for certain purchasers of Offered Shares in the United States, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

As further described herein under "Concurrent Private Placement", the Underwriters have not offered or sold, and will not offer or sell, any Private Placement Shares by means of this Prospectus Supplement or the accompanying Prospectus. No general solicitation or general advertising (within the meaning of Regulation D under the U.S. Securities Act) has been or will be used in connection with the Concurrent Private Placement. The Corporation and the Underwriters have conducted and will conduct the Offering and the Concurrent Private Placement in a manner intended to comply with applicable securities laws and with respect to the Concurrent Private Placement, to preserve the availability of applicable exemptions from registration under the U.S. Securities Act. The Underwriters may receive customary placement fees or other compensation in connection with the Concurrent Private Placement, which will be payable separately from any underwriting fees payable in connection with the Offering.

CONCURRENT PRIVATE PLACEMENT

Concurrently with the Offering, the Corporation intends to complete the Concurrent Private Placement of 5,000,000 Private Placement Shares at the Offering Price for aggregate gross proceeds of $50 million. The Corporation and the Underwriters will enter into a Placement Agreement pursuant to which the Private Placement Shares will be sold The Corporation will enter into a subscription agreement with each Placement Investor setting out the detailed terms of the Concurrent Private Placement. The Concurrent Private Placement is expected to close on or about May 6, 2026 or such later date as mutually agreed to by the Corporation and the Lead Underwriters on behalf of the Underwriters, including to accommodate for multiple tranches of the Concurrent Private Placement, if applicable.

This Prospectus Supplement does not qualify the distribution of the Private Placement Shares issuable pursuant to the Concurrent Private Placement. All Private Placement Shares issued pursuant to the Concurrent Private Placement will be subject to statutory hold periods under Canadian securities laws and applicable resale restrictions under United States securities laws. Subscribers of Common Shares pursuant to the Offering should not rely on the fact that the Placement Investors have decided to participate in the Concurrent Private Placement and should make their own investment decision with respect to the purchase of Common Shares pursuant to the Offering. The Concurrent Private Placement is being conducted in a manner intended to be exempt from the registration requirements of the U.S. Securities Act. The Private Placement Shares have not and will not be registered under the U.S. Securities Act, will be "restricted securities" under the U.S. Securities Act and will be issued on a private placement basis to persons who are "accredited investors" under United States and Canadian securities laws and in reliance on available exemptions from registration in transactions not involving any public offering.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of 10,000,000 Offered Shares at a price of $10.00 per Offered Share. In addition, the Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days following the Closing Date, to purchase up to 1,300,000 Over-Allotment Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. See "Plan of Distribution".

S-14

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at April 28, 2026, there were 89,031,492 Common Shares issued and outstanding.

The rights, privileges, conditions and restrictions attaching to the Common Shares, as a class, are equal in all respects and include the following rights:

All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. No Common Shares have been issued subject to call or assessment. The directors may from time to time declare and authorize the payment of dividends in respect of the Common Shares. The Common Shares contain no pre-emptive conversion or exchange rights and have no provisions for redemption or purchase for cancellation, surrender, sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Blue Moon's articles and by-laws, and the BCBCA.

PRIOR SALES

Other than as described below, during the 12-month period before the date of this Prospectus Supplement, the Corporation has not issued any other Common Shares or securities that are convertible or exchangeable into Common Shares.

Date of Issuance	Number of Securities Issued	Type of Securities Issued	Issue / Exercise Price (C$)	Reason for Issuance
May 8, 2025	376,833	Common Shares	3.00	Brokered private placement
September 4, 2025	2,092,173	Common Shares	3.30	Issued pursuant to a subscription agreement
September 4, 2025	1,045,000	Common Shares	--	Issued as bonus shares pursuant to a loan agreement
October 1, 2025	26,220,000	Common Shares	3.30	Issued in connection with the financing of the Corporation completed in October 2025
March 10, 2026	181,127	Common Shares	7.208	Issued in connection with the financing of the Corporation completed in March 2026
March 16, 2026	7,031,959	Common Shares	--	Issued in connection with the acquisition by the Corporation of the Apex mine from Teck American Incorporated, a subsidiary of Teck Resources Limited
April 1, 2026	420,935	Common Shares	-	Issued in connection with the acquisition by the Corporation of the Gage properties from Liberty Gold USA Inc., a subsidiary of Liberty Gold Corp.
April 24, 2026	526,617	Common Shares	9.06	Issued in connection with exercise by Hartree of top-up right pursuant to the Hartree IRA

TRADING PRICE AND VOLUME

The Common Shares trade on the TSXV under the symbol "MOON", the Nasdaq under the symbol "BMM" and the Frankfurt Stock Exchange under the symbol "8SX0". The following table sets out the high and low trading prices, as well as the trading volume, for the Common Shares on the TSXV and on the Nasdaq, respectively, for each month indicated below (source: Bloomberg).

S-15

TSXV

	High (C$)	Low (C$)	Volume (#)
April 2025	4.30	1.98	1,509,480
May 2025	3.30	2.85	473,363
June 2025	3.55	3.03	516,199
July 2025	3.65	3.11	447,895
August 2025	3.73	3.25	311,618
September 2025	3.67	3.20	1,698,211
October 2025	4.44	2.96	5,905,742
November 2025	4.15	3.40	1,473,171
December 2025	5.05	3.90	2,250,445
January 2026	7.28	4.68	3,250,043
February 2026	6.96	4.76	3,321,920
March 2026	9.24	6.54	5,548,271
April 1 – 28, 2026	11.80	8.50	5,486,486

On April 28, 2026, the last full trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $10.05.

Nasdaq

	High (US$)	Low (US$)	Volume (#)
January 2026(1)	5.41	4.22	344,790
February 2026	5.14	3.51	517,899
March 2026	6.70	4.80	602,078
April 1 – 28, 2026	8.63	5.98	614,891

Notes:

(1)	The Common Shares began trading on the Nasdaq on January 26, 2026.

On April 28, 2026, the last full trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the Nasdaq was US$7.295.

S-16

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under Tax Act generally applicable to an investor who acquires an Offered Share pursuant to the Offering.

This summary applies only to a purchaser who is a beneficial owner of Offered Shares acquired pursuant to this Offering and who, for the purposes of the Tax Act, and at all relevant times, (i) deals at arm's length with the Corporation and each of the Underwriters and any subsequent purchaser of such Offered Shares; (ii) is not affiliated with the Corporation or any of the Underwriters or any subsequent purchaser of Offered Shares; and (iii) acquires and holds the Offered Shares as capital property (a "Holder"). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold (and is not deemed to use or hold) the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them (or been deemed to have acquired them) in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter" as defined in the Tax Act; (iv) an interest in which would be a "tax shelter investment" as defined in the Tax Act; (v) that has made a functional currency reporting election under the Tax Act; (vi) that has entered or will enter into a "derivative forward agreement", a "synthetic equity arrangement" or a "synthetic disposition arrangement", as those terms are defined in the Tax Act; (vii) that receives dividends on Offered Shares under or as part of a "dividend rental arrangement" as defined in the Tax Act; (viii) that is a partnership; (ix) that is exempt from tax under Part I of the Tax Act; or (x) that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm's length, for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date prior to the date hereof, an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing and made publicly available by the CRA prior to the date hereof, and all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary assumes that the Tax Proposals will be enacted as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA's administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from the Canadian federal income tax considerations described in this summary.

S-17

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Offered Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Currency

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.

Holders Resident in Canada

The following portion of this summary applies only to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, are or are deemed to be resident in Canada at all relevant times ("Resident Holders").

Certain Resident Holders who might not otherwise be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to have such Offered Shares and any other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder's income for the year. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of "taxable dividends" received by an individual from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of "eligible dividends" designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

Dividends received or deemed to be received by a Resident Holder that is a corporation on the Offered Shares must be included in computing its income for the taxation year but generally will be deductible in computing its taxable income for the taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" (as defined in the Tax Act) or a "subject corporation" (as defined for the purposes of Part IV of the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

S-18

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or that is at any time in the relevant taxation year a "substantive CCPC" (both as defined in the Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act) for the year which will include dividends received or deemed to be received in respect of the Offered Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient's taxable income.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) in the taxation year of disposition equal to the amount by which the proceeds of disposition in respect of the Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder immediately before the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder, if any. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in computing the Resident Holder's income for the taxation year in which the disposition occurs. One-half of any capital loss (an "allowable capital loss") realized in a particular taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares or shares substituted for such Offered Shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or that is at any time in the relevant taxation year a "substantive CCPC" (both as defined in the Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act) for the year which will include certain amounts in respect of taxable capital gains.

Minimum Tax

Capital gains realized and taxable dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of the minimum tax.

Holders Not Resident in Canada

The following portion of this summary is applicable only to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Offered Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a "Non-Resident Holder").

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on (or is deemed to carry on) an insurance business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

S-19

Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Corporation on Offered Shares will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, who is the beneficial owner of the dividends and who is fully entitled to the benefits of the Treaty (a "U.S. Treaty Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Treaty Holder that is a corporation that beneficially owns at least 10% of the Corporation's voting shares). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI"), of which Canada is a signatory, affects many of Canada's tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention based on their particular circumstances.

Dispositions of Offered Shares

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to claim a capital loss) realized by such Non-Resident Holder on a disposition (or deemed disposition) of Offered Shares unless such Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and such Non-Resident Holder is not entitled to an exemption from tax pursuant to the terms of an applicable income tax treaty or convention at the time of the disposition (including as a result of the application of the MLI).

Generally, provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at such time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm's length (for the purposes of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, and (b) more than 50% of the fair market value of the Offered Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem the Offered Shares to be taxable Canadian property in certain circumstances.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Shares that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention (including as a result of the application of the MLI), the consequences described above under the headings "Holders Resident in Canada - Dispositions of Offered Shares" and "Holders Resident in Canada - Capital Gains and Capital Losses" will generally be applicable to such disposition.

Non-Resident Holders whose Offered Shares are or may be taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

S-20

certain u.s. federal income tax considerations

The following discussion describes certain U.S. federal income tax considerations to U.S. Holders (as defined below) under current U.S. federal income tax law of an investment in the Offered Shares acquired pursuant to the Offering. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, or the Medicare contribution tax on net investment income or the alternative minimum tax, are not discussed. This summary applies only to investors who acquire and hold the Offered Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and who have the U.S. Dollar as their functional currency. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), all as in effect as of the date of this Prospectus Supplement. All of the foregoing authorities are subject to change, which change could apply retroactively and could adversely affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax considerations relevant to a holder's particular circumstances or to holders subject to particular rules, including, without limitation:

  U.S. expatriates and certain former citizens or long-term residents of the United States;
  persons whose functional currency is not the U.S. Dollar;
  persons holding the Offered Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
  banks, insurance companies and other financial institutions;
  real estate investment trusts or regulated investment companies;
  brokers, dealers or traders in securities, commodities or currencies;
  S corporations or entities or arrangements treated as partnerships for U.S. federal income tax purposes;
  tax-exempt organizations or governmental organizations;
  individual retirement accounts or other tax-deferred accounts;
  persons who acquired the Offered Shares pursuant to the exercise of any employee share option or otherwise as compensation;
  persons that own or are deemed to own 10% or more of the Corporation's stock by vote or value directly, indirectly or constructively;
  persons subject to special tax accounting rules as a result of any item of gross income with respect to the Offered Shares being taken into account in an applicable financial statement;
  persons that hold Offered Shares through a permanent establishment or fixed base outside the United States; and
  persons deemed to sell Offered Shares under the constructive sale provisions of the Code.
S-21

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Offered Shares that, for U.S. federal income tax purposes, is or is treated as any of the following: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (1) is subject to the supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an investor is an entity taxable as a partnership for U.S. federal income tax purposes, such investor's tax treatment generally will depend on the activities of the partnership. Partnerships holding Offered Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable to them.

EACH U.S. HOLDER SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

Taxation of dividends and other distributions on the Offered Shares

The discussion in this section "Taxation of dividends and other distributions on the Offered Shares" is subject to the discussion regarding PFICs below.

The gross amount of any distribution to a U.S. Holder with respect to the Offered Shares, including any non-U.S. taxes withheld from the amount paid, will be included in such U.S. Holder's gross income as dividend income when actually or constructively received to the extent that the distribution is paid out of the Corporation's current or accumulated earnings and profits (as determined applying U.S. federal income tax principles). To the extent the amount of the distribution exceeds the Corporation's current and accumulated earnings and profits, it will be treated first as a return of a U.S. Holder's tax basis in the Offered Shares, and to the extent the amount of the distribution exceeds the tax basis, as capital gain. The Corporation does not intend to calculate its earnings and profits applying U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions will generally be reported as ordinary dividend income. Dividends paid by the Corporation will not be eligible for the dividends-received deduction available to corporations in respect of dividends received from U.S. corporations.

Subject to certain holding period and other limitations, dividends the Corporation pays to certain non-corporate U.S. Holders may be "qualified dividend income" taxable for regular U.S. federal income tax purposes at preferential tax rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as ordinary income or loss and, in the case of a foreign currency loss of a non-corporate U.S. Holder, may be a non-deductible investment expense.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Any tax withheld with respect to distributions on the Offered Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute "passive category income." The rules with respect to the foreign tax credit are complex and may depend upon a U.S. Holder's particular circumstances. U.S. Holders should consult their tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

S-22

Taxation of disposition of the Offered Shares

The discussion in this section "Taxation of disposition of Offered Shares" is subject to the discussion regarding PFICs below.

A U.S. Holder will recognize gain or loss on any sale, exchange or other taxable disposition of the Offered Shares equal to the difference between the amount realized (in U.S. Dollars) on the disposition and such holder's tax basis (in U.S. Dollars) in the Offered Shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held the Offered Shares for more than one year at the time of the disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at reduced rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances.

Passive Foreign Investment Company

A non-United States corporation will be a “passive foreign investment company“ (a “PFIC”)  for U.S. federal income tax purposes for any taxable year if, after applying certain look-through rules with respect to subsidiaries in which the corporation owns at least 25% (by vote or value) of the stock, either: (i) at least 75% of its gross income for such taxable year is passive income, or (ii) at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income.

If the Corporation is classified as a PFIC for any year during a U.S. Holder’s holding period, then certain adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder of the Offered Shares. The Corporation believes that it was classified as a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, believes that it may be a PFIC for its current tax year and possibly in subsequent tax years. The determination of whether the Corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Corporation will be a PFIC for the current tax year or any future tax year depends on the assets and income of the Corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. No opinion of legal counsel or ruling from the IRS concerning the Corporation’s status as a PFIC has been obtained or is currently planned to be requested. Accordingly, there can be no assurance that the Corporation will not be a PFIC for the current tax year or any future tax year or that the IRS will not challenge any determination made by the Corporation (or any of its subsidiaries) concerning the Corporation’s (or its subsidiaries’) PFIC status. Each U.S. Holder contemplating an investment in the Offered Shares should consult their own tax advisor regarding the Corporation’s (or its subsidiaries’) PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.

If the Corporation is classified as a PFIC for any taxable year during a U.S. Holder’s holding period for the Offered Shares, it generally will continue to be treated as a PFIC with respect to such holder’s investment in the Offered Shares for all succeeding years during which such holder holds the Offered Shares. In that event, a U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized on a disposition of the Offered Shares and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect of the Offered Shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) as if such income had been recognized ratably over the U.S. Holder’s holding period. Tax would be computed on such income at the highest ordinary income tax rate in effect for each taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.

Alternatively, if the Corporation is a PFIC and the Offered Shares are “regularly traded” on a “qualified exchange,” as defined by applicable Treasury regulations, a U.S. Holder can make a mark-to-market election that will result in tax treatment of the Offered Shares different from the general tax treatment for PFICs described in the preceding paragraph. The Corporation’s Offered Shares will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of Offered Shares are traded on a qualified exchange on at least 15 days during each calendar quarter.  The Corporation believes that the Offered Shares are currently traded on a qualified exchange.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Offered Shares at the end of each taxable year over their adjusted tax basis, and will recognize and ordinary loss in respect of any excess of the adjusted tax basis of the Offered Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Offered Shares will be adjusted to reflect the income or loss amounts recognized.  Any gain recognized on an actual sale or other disposition of Offered Shares will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election), with any excess treated as a capital loss.  Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that are owned by the Corporation, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by the Corporation that are treated as an equity interest in a PFIC for U.S. federal income tax purposes

S-23

Prospective investors should consult their tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat the Corporation as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that the Corporation is a PFIC, on its pro rata share of the Corporation’s ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year of its holding period in which the Corporation is a PFIC. The Corporation intends to use reasonable efforts to furnish a  U.S. Holder with information reasonably requested by such U.S. Holder to permit the U.S. Holder to make and maintain a QEF election.

If the Corporation is a PFIC for any taxable year during which a U.S. Holder owns Offered Shares, it generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years even if it ceases to meet the requirements for PFIC status. Notwithstanding any election made with respect to the Offered Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Offered Shares will not qualify as “qualified dividends” eligible for taxation at reduced U.S. federal income tax rates.

A U.S. Holder of a PFIC is required to file an IRS Form 8621. U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules to an investment in the Offered Shares.

The PFIC rules are very complex.  The Corporation offers no opinion or representation of any kind with respect to its PFIC status.  Each U.S. Holder should consult its own tax advisor with respect to the PFIC rules, including the impact of such status on such U.S. Holder, in light of such U.S. Holder’s particular tax situation, and whether to make and the availability of any of the elections described above.

Information reporting and backup withholding

Dividend payments (including constructive dividends) with respect to the Offered Shares and proceeds from the sale, exchange or other disposition of the Offered Shares may be subject to information reporting to the IRS and U.S. backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder: (i) fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number; (ii) furnishes an incorrect taxpayer identification number; (iii) is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or (iv) fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Additional reporting requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the Offered Shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to comply with such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of Offered Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

S-24

RISK FACTORS

An investment in the Offered Shares, as well as the Corporation's prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

Investors should carefully consider the risk factors described below and under the heading "Risk Factors" in the AIF. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below, in the AIF, and the other information elsewhere in this Prospectus Supplement and in the Prospectus and consult with their professional advisors to assess any investment in the Corporation.

Nature of Mineral Exploration and Development.

The Corporation's future is dependent on its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a prolonged period of time, which may not be eliminated even through a combination of careful evaluation, experience and knowledge. Few properties that are explored are ultimately developed into economically viable operating mines. Major expenditures on the Corporation's exploration properties may be required to construct mining and processing facilities at a site, and it is possible that even preliminary due diligence will show adverse results, leading to the abandonment of projects. It is impossible to ensure that preliminary or full feasibility studies on the Corporation's projects, or the current or proposed exploration programs on any of the properties in which the Corporation has exploration rights, will result in any profitable commercial mining operations. The Corporation cannot give any assurance that its current and future exploration activities will result in a discovery of mineral deposits containing mineral reserves.

Estimates of mineral resources and any potential determination as to whether a mineral deposit will be commercially viable can also be affected by such factors as: the particular attributes of the deposit, such as its size and grade; unusual or unexpected geological formations and metallurgy; proximity to infrastructure; financing costs; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of metal concentrates, exchange controls and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in the Corporation not receiving an adequate return on its invested capital or suffering material adverse effects to its business and financial condition. Exploration and development projects also face significant operational risks including but not limited to an inability to obtain access rights to properties, accidents, equipment breakdowns, labour disputes (including work stoppages and strikes), and other unanticipated interruptions.

A positive return in an investment in the Offered Shares is not guaranteed.

There is no guarantee that an investment in the Offered Shares will earn any positive return in the short term or long term. An investment in the Offered Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Offered Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

The Corporation has broad discretion to use the net proceeds from this Offering and the Concurrent Private Placement.

The Corporation intends to use the net proceeds from the Offering and the Concurrent Private Placement to achieve its stated business objective as set forth under "Use of Proceeds". The Corporation maintains discretion to spend the net proceeds in ways that it deems most efficient. The application of the net proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under "Use of Proceeds", or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation's business and, consequently, could adversely affect the price of the Common Shares on the open market.

S-25

Market price of the Common Shares may be volatile.

There can be no assurance that an active market for the Common Shares, including the Offered Shares, will be sustained after the Offering and the Concurrent Private Placement. Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on the TSXV and on the Nasdaq may be affected by such volatility in response to numerous factors. Factors unrelated to the financial performance or prospects of the Corporation include macroeconomic developments, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in commodity prices will not occur. As a result of any of these factors, the market price of the securities of the Corporation at any given point in time may not accurately reflect the long-term value of the Corporation. In addition, the market price of the Common Shares is also likely to be significantly affected by changes, from time to time, in the Corporation's operating results, financial condition, acquisition opportunities, liquidity and other internal factors.

Future sales or issuances of securities will result in dilution of the equity interests and may negatively impact the market price of the Common Shares.

Additional financing needed to continue funding the advancement, exploration and development of the properties of the Corporation may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares and may have a negative impact on the market price of the Common Shares.

The Corporation depends on its ability to secure additional financing to achieve its objectives and meet its obligations.

The Corporation's ability to continue its business operations is dependent on management's ability to secure additional financing. The Corporation's only source of liquidity is its cash and cash equivalent balances. Liquidity requirements are managed based upon forecasted cash flows to ensure that there is sufficient working capital to meet the Corporation's obligations.

The advancement, exploration, and development of the Corporation's properties, including continuing exploration and development projects, and, if warranted, construction of mining facilities and the commencement of mining operations, will require substantial additional financing. As a result, the Corporation may be required to seek additional sources of equity financing in the near future. While the Corporation has been successful in raising such financing in the past, its ability to raise additional equity financing may be affected by numerous factors beyond its control including, but not limited to, adverse market conditions, commodity price changes, and economic downturns. There can be no assurance that the Corporation will be successful in obtaining any additional financing required to continue its business operations and/or to maintain its property interests, or that such financing will be sufficient to meet the Corporation's objectives or obtained on terms favourable to the Corporation. Failure to obtain sufficient financing as and when required may result in the delay or indefinite postponement of exploration and/or development on any or all of the Corporation's properties, or even a loss of property interest, which would have a material adverse effect on the Corporation's business, financial condition, and results of operations.

S-26

A U.S. holder of Offered Shares may suffer adverse U.S. federal income tax consequences if the Corporation is a “passive foreign investment company.”

The Corporation would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules with respect to the income and assets of the Corporation’s corporate subsidiaries in which the Corporation owns at least 25% (by value) of the stock, either: (i) 75% or more of the Corporation’s gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of the Corporation’s assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the Corporation’s income and assets for the year ended December 31, 2025, the Corporation believes that it was classified as a PFIC for that year, and based on current business plans and financial expectations, believes that it may be a PFIC for its current tax year and possibly in subsequent tax years. The determination of whether the Corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Corporation will be a PFIC for the current tax year or any future tax year depends on the assets and income of the Corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. No opinion of legal counsel or ruling from the IRS concerning the Corporation’s status as a PFIC has been obtained or is currently planned to be requested. Accordingly, there can be no assurance that the Corporation will not be a PFIC for the current tax year or any future tax year or that the IRS will not challenge any determination made by the Corporation (or any of its subsidiaries) concerning the Corporation’s (or its subsidiaries’) PFIC status.  Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined under the heading “Certain U.S. Federal Income Tax Considerations”) if the Corporation is treated as a PFIC for any taxable year during which a U.S. Holder holds the Offered Shares. See “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company.” Each U.S. Holder contemplating an investment in the Offered Shares should consult their own tax advisor regarding the Corporation’s (or its subsidiaries’) PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.

If a U.S. holder is treated as owning at least 10% of the Offered Shares and the Corporation is a “controlled foreign corporation,” such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of the Offered Shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Corporation's group, if any. Generally, a controlled foreign corporation is any foreign corporation if more than 50% of the total combined voting power of all classes of stock of such corporation entitled to vote, or more than 50% of the total value of the stock of the corporation, is owned (directly or indirectly, and applying certain attribution rules) by one or more “United States Shareholders”.  The term “United States Shareholder” means a United States person who or that owns (directly or indirectly, and applying certain attribution rules) 10% or more of the stock of the foreign corporation.

A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “net CFC tested global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether the controlled foreign corporation makes any distributions. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the running of the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due. The Corporation cannot provide any assurances that it will assist its investors in determining whether it or any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, the Corporation cannot provide any assurances that it will furnish to any U.S. holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in the Offered Shares.

It may be difficult for U.S. purchasers to effect service of process, or enforce, any judgments obtained against the Corporation or its officers, directors and experts.

The Corporation is incorporated under the BCBCA and is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. In addition, most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed Cogency Global Inc. as its agent for service of process in the United States, but it may be difficult for purchasers who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for purchasers who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the Corporation's directors and officers and experts under the United States federal securities laws.

S-27

The Corporation has been advised by its Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would generally be recognized and be enforceable in Canada provided that the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Bennett Jones LLP, however, that there is uncertainty as to whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

AUDITORS, TRANSFER AGENT AND REGISTRAR

MNP LLP, having an address of 1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9, is the current auditor of the Corporation, having audited the Corporation’s financial statements as at and for the year ended December 31, 2025, and has confirmed that they are independent within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct (registered name of The Institute of Chartered Accountants of Ontario).

Davidson & Company LLP, having an address of 609 Granville Street, Suite 1200, Vancouver, British Columbia, V7Y 1H4, is the former auditor of the Corporation (until April 21, 2025), having audited the Corporation’s financial statements as of and for the year ended December 31, 2024, and has confirmed that, at the time of their audit, they were independent within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct (registered name of The Institute of Chartered Accountants of Ontario). Davidson & Company LLP resigned effective on April 21, 2025, and were succeeded by MNP LLP.

The registrar and transfer agent for the Corporation is Odyssey Trust Company, located at 300 5th Avenue SW, Suite 1230, Calgary, Alberta, T2P 3C4.

LEGAL MATTERS

Certain Canadian legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, and certain U.S. legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Katten Muchin Rosenman LLP and on behalf of the Underwriters by Allen Overy Shearman Sterling US LLP.

INTERESTS OF EXPERTS

As of the date hereof, the "designated professionals" (as such term is defined in Form 51-102F2 – Annual Information Form) of each of (i) Bennett Jones LLP, (ii) Blake, Cassels & Graydon LLP, and (iii) Katten Muchin Rosenman LLP, as respective groups, beneficially own, directly and indirectly, less than one percent of the outstanding securities of the Corporation or any associate or affiliate of the Corporation.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after the later of (a) the date that the issuer (i) filed the prospectus or any amendment on SEDAR+ and a receipt is issued and posted for the document, and (ii) issued and filed a news release on SEDAR+ announcing that the document is accessible through SEDAR+, and (b) the date that the purchaser or subscriber has entered into an agreement to purchase the securities or a contract to purchase or a subscription for the securities. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of Common Shares, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus Supplement is limited, in certain provincial and territorial securities legislation, to the price at which the Offered Share is offered to the public under the Offering. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of this right of action for damages or consult with a legal advisor. The foregoing is a summary of certain rights available to purchasers under applicable Canadian securities legislation and such rights may not be available to, or enforceable by, investors in the United States.

S-28

NOTICE TO INVESTORS

Australia

This Prospectus Supplement:

  does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the "Corporations Act");
  has not been, and will not be, lodged with the Australian Securities & Investments Commission ("ASIC"), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
  may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act ("Exempt Investors").

The Offered Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Offered Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Offered Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Offered Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Offered Shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Offered Shares you undertake to us that you will not, for a period of 12 months from the date of sale of the Offered Shares, offer, transfer, assign or otherwise alienate those Offered Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

China

This Prospectus Supplement will not be circulated or distributed in the People's Republic of China ("PRC") and the Offered Shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this Prospectus Supplement nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area

In relation to each member state of the European Economic Area (each a "Relevant State"), no Offered Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the relevant competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined herein), except that offers of the Offered Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or
(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

S-29

provided that no such offer of Offered Shares shall require the Corporation or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the Underwriters and the Corporation that it is a "qualified investor" as defined in the Prospectus Regulation.

In the case of any Offered Shares being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a member state to qualified investors as so defined, or in circumstances in which the prior consent of the Underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an "offer to the public" in relation to any Offered Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Offered Shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129 (as amended).

The Corporation has not authorized and does not authorize the making of any offer of Offered Shares through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Offered Shares as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Offered Shares, other than the Underwriters, is authorized to make any further offer of the Offered Shares on behalf of the sellers or the Underwriters.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities offered in this Prospectus Supplement have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Offered Shares have nor any interest therein may be offered or sold, directly or indirectly, in Japan or to or for the benefit of any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

S-30

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
  where no consideration is or will be given for the transfer;
  where the transfer is by operation of law;
  as specified in Section 276(7) of the SFA; or
  as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Offered Shares, the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Offered Shares are "prescribed capital markets products" (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Offered Shares. The Offered Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act ("FinSA"), and no application has or will be made to admit the Offered Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Offered Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Offered Shares may be publicly distributed or otherwise made publicly available in Switzerland.

S-31

United Kingdom

No Offered Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom except that the Offered Shares may be offered to the public in the United Kingdom at any time:

(a)         where (i) the offer is conditional on the admission of the Offered Shares to trading on the London Stock Exchange plc's main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of POATRs) or (ii) the Offered Shares are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATRs);

(b)         to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 of the POATRs;

(c)         to fewer than 150 natural or legal persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATRs), subject to obtaining the prior consent of the Underwriters for any such offer; or

(d)         in any other circumstances falling within Part 1 of Schedule 1 of the POATRs.

In the case of any Offered Shares being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in the United Kingdom to "qualified investors" as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression of an “offer to the public” in relation to any Offered Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Offered Shares, and the expression “POATRs” means the Public Offers and Admissions to Trading Regulations 2024.

In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in paragraph 15 of Schedule 1 of the POATRs) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the FPO (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this Prospectus Supplement or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this Prospectus Supplement relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

S-32

This prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under the legislation in each of the provinces and territories of Canada (except Québec), each of which permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. Notwithstanding the foregoing, the delivery to purchasers of a prospectus supplement containing the omitted information is not required where an exemption from the delivery requirements under applicable securities legislation in each of the provinces and territories of Canada (except Québec), is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This final short form base shelf prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions. See "Plan of Distribution".

Information has been incorporated by reference in this final short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon Metals Inc., 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 647-409-9150, and are also available electronically on SEDAR+ (www.sedarplus.ca) under Blue Moon Metals Inc.'s issuer profile.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 23, 2025

BLUE MOON METALS INC.
$200,000,000

Common Shares
Debt Securities
Warrants
Subscription Receipts
Convertible Securities
Units

Blue Moon Metals Inc. ("Blue Moon" or the "Corporation") may offer and sell from time to time the following securities: common shares in the capital of the Corporation ("Common Shares"), debt securities of the Corporation ("Debt Securities"), warrants to purchase Common Shares and/or other Securities (as defined herein) ("Warrants"), subscription receipts exchangeable for Common Shares and/or other Securities ("Subscription Receipts"), securities convertible into or exchangeable for Common Shares and/or other Securities ("Convertible Securities"), and units comprised of one or more of any of the other Securities, or any combination of such Securities ("Units"), or any combination thereof (all of the foregoing collectively, the "Securities" and individually, a "Security") for up to an aggregate offering price of $200,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), in one or more transactions during the 25-month period that this final short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains effective. One or more securityholders of the Corporation (each, a "Selling Securityholder") may also offer and sell Securities under this Prospectus. See "Secondary Offering by Selling Securityholders".

-i-

The specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, will be set forth in one or more prospectus supplements (each a "Prospectus Supplement") to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by the Corporation or subsidiary of the Corporation. The consideration of any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. Unless specified otherwise in a Prospectus Supplement, the offerings are subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Securities may be sold through underwriters or dealers, directly by the Corporation and/or Selling Securityholders, pursuant to applicable statutory exemptions, or through agents designated from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to the Corporation or to any Selling Securityholder and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. A purchaser who acquires any Securities forming part of any underwriters' over-allotment position acquires those securities under such respective Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See "Plan of Distribution".

Mr. Francis Johnstone and Dr. Karin Thorburn, directors of the Corporation, and Mr. Adam Wheeler and Mr. Scott Wilson, the qualified persons responsible for the Nussir Technical Report and the Blue Moon Technical Report, respectively, reside outside of Canada and have appointed Bennett Jones LLP as agent for service of process at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada, M5X 1A4. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. See "Enforcement of Judgments Against Foreign Persons".

The Common Shares are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "MOON" and are also quoted on the OTCQX® Best Market ("OTCQX") under the symbol "BMOOF" and the Frankfurt Stock Exchange ("FRA") under the symbol "8SX0". On September 22, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $3.41, the closing price of the Common Shares on the OTCQX was US$2.47 and the closing price of the Common Shares on the FRA was €2.00.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants, Subscription Receipts, Convertible Securities and Units will not be listed on any securities exchange. There is currently no market through which Securities other than Common Shares may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See "Risk Factors".

-ii-

Prospective investors should be aware that the acquisition of the Securities may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the discussion contained in this Prospectus under the heading "Certain Canadian Federal Income Tax Considerations" as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors".

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Corporation's business, financial condition, results of operations and prospects may have changed since such date.

The Corporation's registered office is located at 1133 Melville Street, Suite 2700, Vancouver, British Columbia, Canada, V6E 4E5 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

-iii-

TABLE OF CONTENTS

GENERAL MATTERS	1
Cautionary Statement Regarding Forward-Looking Information	1
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES	2
Currency Presentation	3
Documents Incorporated by Reference	3
Technical Information	5
The Corporation	6
THE Business of the Corporation	6
Recent Developments	7
Consolidated Capitalization	7
Use Of Proceeds	7
Plan Of Distribution	8
secondary Offering by Selling securityholders	10
Description Of The Securities Being Distributed	10
EARNINGS COVERAGE RATIOS	16
Prior Sales	16
Trading Price and Volume	16
CERTain canadian federal income tax considerations	16
Risk Factors	16
Interest of Experts	17
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	18
Legal Matters	18
Auditors, transfer agent and registrar	18
Statutory aND CONTRACTUAL Rights OF WITHDRAWAL AND RESCISSION	18

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the "Corporation" or "Blue Moon" refers to Blue Moon Metals Inc. and its wholly-owned subsidiaries. The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation (www.bluemoonmetals.com) shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Information

This Prospectus and the documents incorporated by reference herein contain or incorporate by reference "forward-looking information" within the meaning of applicable Canadian securities laws concerning the business, operations, plans and financial performance and condition of the Corporation. In addition to the following cautionary statement, with respect to forward-looking information contained in the documents incorporated by reference herein, prospective purchasers should refer to "Cautionary Statement Regarding Forward-Looking Information" in the AIF (as defined herein) or any subsequently filed annual information form of the Corporation, as well as the advisories section of any documents incorporated or deemed to be by reference herein, including those that are filed after the date hereof.

Except for statements of historical fact relating to Blue Moon, information contained herein constitutes forward-looking information, including any information related to an offering and Blue Moon's strategy, plans or future financial or operating performance. Forward-looking information is characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may", "will", "could" or "should" occur, or by discussions of strategy and includes any guidance and forecasts appearing in this Prospectus, any Prospectus Supplement, or in the documents incorporated by reference in this Prospectus (including, but not limited to, any production guidance of the Corporation). In order to give such forward-looking information, the Corporation has made certain assumptions about its business, operations, the economy and the mineral exploration industry in general. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking information included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact.

1

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information. These factors, including, but not limited to: inherent risks associated with the business of exploring, development and mining; errors in management's geological modelling; the inability of the Corporation to capitalize on mineralization on its properties in a manner that is economic; the timing and ability (if at all) to complete further exploration activities, including drilling; development, infrastructure, operating or technical difficulties on any of the Corporation's properties; risks relating to costs, timing and ability (if at all) to advance the properties of the Corporation differing materially from estimates; the inability to obtain all authorizations and permits needed to continue advancing the Corporation's properties in a timely manner (or at all); failure of the Corporation to complete any further studies for the Blue Moon Property (as defined herein) and the Nussir Property (as defined herein) in the timing contemplated (or at all); risks relating to the key assumptions, parameters, limitations and methods used in the Blue Moon Technical Report (as defined herein) and the Nussir Technical Report (as defined herein), including the mineral resources estimates contained therein; the prospects, if any, of the Blue Moon Property and the Nussir Property mineral deposits; the potential to extend mineralization down-plunge and at depth; the ability of exploration work (including drilling) to accurately predict mineralization; upgrading an inferred mineral resource to a measured mineral resource or indicated mineral resource category; the results of exploration activities; the global economic climate; dilution; environmental risks; community and non-governmental actions; fluctuations in currency markets; social acceptability or the Corporation's projects; fluctuations in commodity prices; risks relating to capital market conditions and the ability of the Corporation to access sufficient capital on favourable terms or at all; changes in law, rules and regulations applicable to the Corporation and its operations; taxation, controls and regulations; risks relating to outbreaks of diseases and public health crises; risks relating to international conflict, geopolitical instability of war; risks relating to any imposition of tariffs or other trade restrictions; political or economic developments in Canada, the United States, Norway or in other countries in which the Corporation does business or may carry on business in the future; risks relating to foreign operations and enforcement of judgments; operating or technical difficulties in connection with exploration or development activities; employee relations; information systems security threats; the speculative nature of mineral exploration and development; obtaining necessary licenses and permits; contests over title to properties, especially title to undeveloped properties; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drill results and other geological data; environmental hazards; industrial accidents; unusual or unexpected formations, pressures, cave-ins and flooding; limitations of insurance coverage and the possibility of cost overruns or unanticipated costs and expenses, as well as those risk factors discussed or referred to in this Prospectus, the documents incorporated by reference into this Prospectus and those described in a Prospectus Supplement relating to a specific offering of Securities.

Although Blue Moon has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding Blue Moon's expected financial and operational performance and Blue Moon's plans and objectives and may not be appropriate for other purposes.

All forward-looking information contained in this Prospectus, any Prospectus Supplement, and the documents incorporated by reference in this Prospectus is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Corporation as at the date hereof or thereof. The Corporation undertakes no obligation to update or revise the forward-looking information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws. Investors should read this entire Prospectus, and each applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Securities.

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Corporation uses certain non-IFRS (as defined herein) performance measures in this Prospectus or in documents incorporated by reference herein, such as "working capital", "cash costs", "all-in sustaining cost" and "all in costs". These are common performance measure but may not be comparable to similar measures presented by other issuers as it has no meaning under the IFRS Accounting Standards ("IFRS"). Working capital is calculated as the value of total current assets less the value of total current liabilities. Cash costs include mining, processing, refining, general and administration cots and royalties but exclude depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. All-in sustaining costs is defined as direct production costs plus general and administrative, exploration and evaluation, other expenses and sustaining capital expenditures. All-in costs includes all-in sustaining costs as well as initial capital. These terms do not have any standardized meaning according to IFRS and therefore many not be comparable to similar measures presented by other companies. The Corporation believes that these non-IFRS measures provides information useful to its shareholders in the understanding the Corporation's performance and may assist in the evaluation of the Corporation's business relative to that of its peers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Corporation's performance, profitability and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2

Currency Presentation

Unless otherwise indicated, all monetary amounts in this Prospectus are expressed in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Unless otherwise indicated, all references to "$","C$" and "dollars" in this Prospectus refer to Canadian dollars. References to "US$" in this Prospectus refer to United States dollars. On September 22, 2025, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3816 (or C$1.00 = US$0.7238) and the daily exchange rate for one Norwegian Krone expressed in Canadian dollars, as quoted by the Bank of Canada, was NOK1.00 = C$0.1391 (or C$1.00 = NOK7.1891).

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Blue Moon, 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, 647-409-9150, and are also available electronically on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") (www.sedarplus.ca) under the Corporation's issuer profile. The filings of the Corporation on SEDAR+ (www.sedarplus.ca) are not incorporated by reference in this Prospectus except as specifically set out herein.

The information incorporated by reference is considered part of this Prospectus, and information filed with the securities commission or similar authorities in Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents of the Corporation, filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Corporation dated September 12, 2025 in respect of the financial year ended December 31, 2024 (the "AIF");

(b)

the audited annual consolidated financial statements of the Corporation as at and for financial years ended December 31, 2024 and 2023, together with the notes thereto and the auditor's report thereon ("Annual Financial Statements");

(c)	the management's discussion and analysis of financial position and results of operations of the Corporation in respect of the financial years ended December 31, 2024 and 2023 (the "Annual MD&A");

(d)	the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 and 2024, together with the notes thereto (the "Interim Financial Statements");

(e)	the management's discussion and analysis on the operations and financial position of the Corporation for the three and six months ended June 30, 2025;

(f)	the material change report of the Corporation dated March 7, 2025 in respect of, among other things, the acquisition of Nussir ASA and Nye Sulitjelma Gruver AS;

(g)	the material change report of the Corporation dated March 17, 2025 in respect of, among other things, the acquisition of Repparfjord Eiendom AS;

(h)

the material change report of the Corporation dated September 12, 2025 in respect of, among other things, the private placement with Oaktree Capital Management, L.P. and the bridge loan agreement entered into with Hartree Partners, L.P;

(i)	the business acquisition report of the Corporation dated May 10, 2025, as refiled on September 23, 2025, in respect of the acquisition of Nussir ASA and Nye Sulitjelma Gruver AS;

(j)	the statement of executive compensation of the Corporation for the year ended December 31, 2024; and

(k)	the management information circular of the Corporation dated as of September 17, 2024 in respect of the annual meeting of shareholders of the Corporation held on October 17, 2024.

3

Any document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Corporation after the date of this Prospectus and all Prospectus Supplements (only in respect to the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in, and form an integral part of, this Prospectus.

Upon a new annual information form and new audited annual consolidated financial statements (and accompanying management's discussion and analysis) being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous audited annual consolidated financial statements and all interim consolidated financial statements (and in each case the accompanying management's discussion and analysis), and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management's discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

In addition, certain marketing materials (as the term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and applicable Prospectus Supplement(s). Any "template version" of "marketing materials" (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

 Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

4

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Technical Information

The Corporation's material properties, as determined by National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), are the Blue Moon zinc-copper-gold-silver property in California, USA (the "Blue Moon Property") and the Nussir copper-gold-silver property in Norway (the "Nussir Property").

Except as otherwise indicated, all scientific and technical information relating to the Blue Moon Property and the Nussir Property, including disclosure of mineral reserves and mineral resources, contained in this Prospectus or in any of the documents incorporated by reference in this Prospectus is supported by, as applicable:

•

Blue Moon Property: the technical report entitled "NI 43-101 Technical Report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California" dated April 14, 2025 (as amended and restated on September 12, 2025) with an effective date of March 3, 2025 (the "Blue Moon Technical Report"), prepared by Scott Wilson, C.P.G. SME-RM; Peter Szkilnyk, P.Eng.; Alan J. San Martin, P.Eng.; Richard Gowans, P.Eng.; Justin Taylor, P.Eng.; and Christopher Jacobs, C.Eng., MIMMM.

•

Nussir Property: the technical report entitled "Report NI 43-101 Technical Report On The Mineral Resources Of The Nussir And Ulveryggen Projects, Norway" dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025 (the "Nussir Technical Report", together with the Blue Moon Technical Report, the "Technical Reports"), prepared by Adam Wheeler, B.Sc., M.Sc., C. Eng., Eur Ing., FIMMM.

The Technical Reports are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Blue Moon Technical Report and the Nussir Technical Report, which have been filed and can be reviewed on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile. The Technical Reports are not, and shall not be deemed to be, incorporated by reference in this Prospectus or any of the documents incorporated by reference herein. Scientific and technical information relating to the Blue Moon Property and the Nussir Property is supported by technical information contained in the Corporation's AIF, as incorporated by reference herein. See "Documents Incorporated by Reference".

All scientific and technical information relating to the Blue Moon Property and the Nussir Property, including disclosure of mineral reserves and mineral resources, contained in this Prospectus or in any of the documents incorporated by reference in this Prospectus, is based on (i) information contained in the technical reports referred to above, which have been prepared in accordance with the requirements of NI 43-101, and (ii) other information that has been prepared by or under the supervision of "qualified persons" (as such term is defined in NI 43-101) and included in this Prospectus with the consent of such persons.

Actual recoveries of mineral products may differ from reported mineral reserves and resources due to inherent uncertainties in acceptable estimating techniques. In particular, "indicated" and "inferred" mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. It cannot be assumed that all or any part of an "indicated" or "inferred" mineral resource will ever be upgraded to a higher category of resource or, ultimately, a reserve. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are exclusive of mineral reserves. Investors are cautioned not to assume that all or any part of a mineral deposit with resources in these categories will ever be converted into proven or probable reserves.

5

Actual recoveries of mineral products may differ from reported mineral reserves and resources due to inherent uncertainties in acceptable estimating techniques. In particular, "indicated" and "inferred" mineral resources have a greater amount of uncertainty as to their existence, economic and legal feasibility. It cannot be assumed that all or any part of an "indicated" or "inferred" mineral resource will ever be upgraded to a higher category of resource or, ultimately, a reserve. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are exclusive of mineral reserves. Investors are cautioned not to assume that all or any part of a mineral deposit with resources in these categories will ever be converted into proven or probable reserves.

The Corporation

The Corporation was registered and incorporated under the Business Corporations Act (British Columbia) ("BCBCA") on January 15, 2007 under the name "Savant Explorations Ltd." as a spin-out entity in connection with a spin-out transaction by the Corporation's then parent company, Pacifica Resources Ltd. (now, EDM Resources Inc.) ("Pacifica") of certain assets including, among other things, Pacifica's interest in the Yava polymetallic sulphide property in Nunavut, the Blue Moon Property, the Tillex copper prospect in Ontario and various copper projects in Chile (the "Spin Out Transaction"). The Spin Out Transaction, which was effected by way of a plan of arrangement under section 288 of the BCBCA, was completed on June 6, 2007. On June 7, 2007, common shares of the Corporation (the "Common Shares") commenced trading on the TSXV under the symbol "SVT". On July 4, 2017, the Corporation changed its name to "Blue Moon Zinc Corp." and in connection with the name change, the Common Shares commenced trading under a new symbol "MOON" on July 5, 2017.

As of the date of this Prospectus, the Corporation is a reporting issuer in Alberta, British Columbia and Québec.

The Common Shares are listed for trading on the TSXV under the symbol "MOON", the Frankfurt Stock Exchange under the symbol "8SX0", and the OTCQX Best Market under the symbol "BMOOF". See "Market for Securities".

The Corporation's registered office is located at 2700-1133 Melville Street, Vancouver, British Columbia, Canada, V6E 4E5 and its head office is located at 220 Bay Street, Suite 550, Toronto, Ontario, Canada, M5J 2W4.

THE Business of the Corporation

Blue Moon is a Canadian mineral exploration and development company focused on advancing its three polymetallic brownfield projects, being the Nussir copper-gold-silver property in Norway (the "Nussir Property"), the Blue Moon zinc-copper-gold-silver property in California, USA (the "Blue Moon Property"), and the NSG copper-zinc-gold-silver property in Norway.

The Corporation considers the Blue Moon Property and the Nussir Property to be its only material mineral properties for the purposes of NI 43-101. The Corporation holds a 100% interest in Keystone Mines Inc. which holds the mineral rights to the unpatented mining claims and patented lands associated with the Blue Moon Property, located in Mariposa County, California. The Corporation also holds a 93.55% interest in Nussir ASA which holds the extraction licences and exploration licences associated with the Nussir Property, located in Finmark county, Norway.

For additional information regarding the Corporation and its business, please consult the AIF incorporated by reference herein, which has been filed on SEDAR+ and can be reviewed at www.sedarplus.ca under the Corporation's issuer profile.

6

Recent Developments

There have been no further material developments in the business of the Corporation since the date of the AIF that have not otherwise been disclosed in this Prospectus or the documents incorporated by reference herein. A summary of developments over the past three fiscal years can be found in the section entitled "General Development of the Business" in the AIF, which is available on SEDAR+ (www.sedarplus.ca) under Blue Moon's issuer profile.

Consolidated Capitalization

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capitalization of the Corporation since the date of the Corporation's financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

Use Of Proceeds

The net proceeds to the Corporation from any offering of Securities, the proposed use of those proceeds, and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

As outlined in the Annual Financial Statements and Interim Financial Statements, the Corporation has negative cash flow from operating activities. See "Risk Factors". The Corporation anticipates that negative operating cash flows will continue until such time as profitable commercial production can be achieved on the Corporation's properties. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Corporation will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including the risk factors set forth in the applicable Prospectus Supplement and the documents incorporated by reference herein and therein.

Unless otherwise set forth in the applicable Prospectus Supplement, the Corporation will not receive any proceeds from the sale of Securities by any Selling Securityholder. See "Secondary Offering by Selling Securityholders".

Milestones and Objectives

The table below outlines the key milestones, estimated timing and costs in respect of the Corporation's material properties (the Blue Moon Property and the Nussir Property) for the next 12 months from the date of this Prospectus and also includes milestones and costs of the work program from the Blue Moon Technical Report and the Nussir Technical Report required to advance the Blue Moon Property and the Nussir Property, respectively, to the next phase. These milestones and estimates are based on the Corporation's reasonable expectations and reasonable courses of action and current assumptions and judgment.

7

Area	Estimated Total Costs Required(1)		Anticipated Remaining Costs			Estimated Timing of Completion
Nussir Property
Underground access (decline) preparation, exploration logistics and support		$4,000,000		Nil		Completed
Exploration – drilling 25,000 to 30,000 m		$6,000,000		$6,000,000		Q2 2026
Sampling / QA/QC		$3,000,000		$2,250,000		Q2 2026
Total		$13,000,000		$8,250,000
Blue Moon Property
Permitting of Exploration Decline	US$	500,000		Nil		Completed
Digitization of Exploration Decline	US$	25,000	US$	25,000		End of Q4 2025 / Early Q1 2026
Relogging and preservation of historical core	US$	45,000	US$	45,000		End of Q4 2025 / Early Q1 2026
Hiring of California-based project development team	US$	230,000	US$	100,000		Q4 2025
Exploration decline design, tender & award	US$	200,000	US$	80,000		Q3 2025
Total	US$	1,000,000	US$	250,000	(2)

Note:

(1)	Based on the Blue Moon Technical Report and the Nussir Technical Report.
(2)	Approximately $344,000, based on the Bank of Canada exchange rate as at August 29, 2025 (US$1.00 = C$1.3742).

As of August 29, 2025, the Corporation anticipates spending a total of approximately $8,594,000 over the next 12 months in order to meet its objectives and milestones. To fund its necessary activities related to the Blue Moon Property and the Nussir Property, the Corporation anticipates using (i) its working capital, which as of August 29, 2025, was approximately $9,540,000 (including $9,570,000 in cash), as supplemented by (ii) approximately US$17,500,000 (approximately $24 million based on the Bank of Canada exchange rate as at August 29, 2025 (US$1.00 = C$1.3742)) received by the Corporation on September 4, 2025, comprising of US$12,500,000 from the initial draw under the bridge loan extended by Hartree Partners, LP and funds managed by Oaktree Capital Management, LP ("Oaktree") and US$5,000,000 gross proceeds from a private placement with Oaktree. The Corporation will also use its working capital and available funds in order to meet its general and administrative expenses, which, as of August 29, 2025, is expected to be approximately $3,600,000 over the next 12 months.

The continuing operations of the Corporation are dependent on the ability of the Corporation to obtain additional financing to fund its anticipated costs and expenditures. There is no guarantee such financing will be secured, or available on a timely basis or on acceptable terms.

Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See "Cautionary Statement Regarding Forward-Looking Information".

Plan Of Distribution

The Corporation and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue, as applicable, up to an aggregate of $200,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities hereunder.

8

The Corporation and/or the Selling Securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation or any Selling Securityholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts, or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation or any Selling Securityholder will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

In connection with the sale of the Securities, underwriters, dealers, or agents may receive compensation from the Corporation, any Selling Securityholder or from other parties, including in the form of underwriters', dealers', or agents' fees, commissions or concessions. Underwriters, dealers, and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable securities legislation and any such compensation received by them from the Corporation or Selling Securityholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires any Securities forming part of any underwriters' over allotment position acquires those securities under such respective Prospectus Supplement, regardless of whether the over allotment position is ultimately filled through the exercise of the over allotment position or secondary market purchase.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation and/or any Selling Securityholder, to indemnification by the Corporation and/or the Selling Securityholder against certain liabilities, including liabilities under applicable securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

The Securities will not be registered under the U.S. Securities Act or the securities laws of any states in the United States and, subject to certain exceptions, may not be offered or sold or otherwise transferred or disposed of in the United States or to or for the account of U.S. persons absent registration or pursuant to an applicable exemption from the U.S. Securities Act and applicable state securities laws. In addition, until 40 days after closing of an offering of Securities, an offer or sale of the Securities within the United States by any dealer (whether or not participating in such offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made other than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

9

secondary Offering by Selling securityholders

This Prospectus may also, from time to time, relate to the secondary offering of the Securities by one or more Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any secondary offering of Securities by a Selling Securityholder will include, without limitation, the following information, to the extent required by applicable securities laws:

•	the names of the Selling Securityholders;

•	the number or amount of securities of the Corporation owned, controlled or directed by each Selling Securityholder;

•	the number or amount of Securities being distributed for the account of each Selling Securityholder;

•

the number or amount of securities of the Corporation to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Corporation's outstanding securities;

•	whether securities of the Corporation are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

•

if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities;

•

if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

•

if the Selling Securityholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada, the name and address of the person or company the Selling Securityholder has appointed as agent for service of process, and, in such case, the Selling Securityholder will file a non-issuer's submission to jurisdiction form with the applicable Prospectus Supplement; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

Description Of The Securities Being Distributed

Common Shares

Blue Moon is authorized to issue an unlimited number of Common Shares without par value, an unlimited number of Class "A" preferred shares (the "Class A Preferred Shares") with par value of $10 per share and an unlimited Class "B" preferred shares (the "Class B Preferred Shares", and together with the Class A Preferred Shares the "Preferred Shares") without par value. As at the date of this Prospectus, Blue Moon had 54,623,262 Common Shares issued and outstanding and no Preferred Shares are issued and outstanding. As at the date of this Prospectus, there were (i) 774,500 options to acquire Common Shares ("Options"), (ii) 224,506 deferred share units ("DSUs", or each a "DSU") held by non-executive directors, and (iii) 62,500 restricted share units ("RSUs", or each a "RSU") held by officers and key employees of the Corporation.

All of the Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. No Common Shares have been issued subject to call or assessment. The directors may from time to time declare and authorize the payment of dividends in respect of the Common Shares. The Common Shares contain no pre-emptive conversion or exchange rights and have no provisions for redemption or purchase for cancellation, surrender, sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Blue Moon's articles and by-laws, and the BCBCA.

10

Debt Securities

The Corporation may issue Debt Securities, separately or together with other Securities in any combination thereof, as the case may be. The Debt Securities will be issued under one or more indentures, in each case between the Corporation and a trustee to be determined by the Corporation and named in a Prospectus Supplement. A copy of the form of indenture in connection with offerings of Debt Securities will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Debt Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Debt Securities, and the extent to which the general terms of the Debt Securities described in this Prospectus apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	aggregate principal amount and authorized denominations of such Debt Securities;

•	the manner of determining the offering price(s);

•	the currency in which the Debt Securities may be purchased and the currency in which the principal and any interest is payable;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	any mandatory or optional redemption provisions applicable to the Debt Securities;

•	any sinking fund or analogous redemption provisions applicable to the Debt Securities;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any such interest will be payable and the record dates for such payments;

•	the form of consideration for payment of any interest and/or principal payments (whether by cash, Common Shares or other Securities, or a combination thereof);

•	the trustee under the indenture pursuant to which the Debt Securities are to be issued;

•	the designation and terms of any Debt Securities which will be offered, if any, and the number of Debt Securities that will be offered;

•	any exchange or conversion terms;

•	any provisions relating to any security provided for the Debt Securities;

•	event of default provisions contained in the indenture pursuant to which the Debt Securities are to be issued;

•	whether the Debt Securities will be senior or subordinated to other liabilities of the Corporation;

•	if applicable, the identity of the Debt Security agent;

•	whether the Debt Securities will be listed on any securities exchange;

•	whether the Debt Securities will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

11

•

whether the Debt Securities are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Debt Securities;

•	material Canadian federal income tax consequences of owning the Debt Securities;

•	any other rights, privileges, restrictions and conditions attaching to the Debt Securities; and

•	any other material terms or conditions of the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The Corporation will not issue any guaranteed Debt Securities.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other Securities of the Corporation will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other Securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into other Securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the Securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying Securities.

Warrants

The Corporation may issue Warrants, separately or together with other Securities in any combination thereof, as the case may be. The Warrants will be issued under a separate Warrant agreement or indenture. A copy of the Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Warrants, and the extent to which the general terms of the Warrants described in this Prospectus apply to those Warrants, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency in which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

12

•	any minimum or maximum subscription amount;

•

whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying Securities.

Subscription Receipts

The Corporation may issue Subscription Receipts, separately or together with other Securities in any combination thereof, as the case may be. The Subscription Receipts will be issued under an agreement or indenture. The applicable Prospectus Supplement will include details of the subscription receipt agreement or indenture governing the Subscription Receipts being offered. The following describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Subscription Receipts, and the extent to which the general terms of the Subscription Receipts described in this Prospectus apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price or prices, if any, at which the Subscription Receipts will be issued;

•	the manner of determining the offering price(s);

•	the currency in which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the Securities for which the Subscription Receipts may be exchanged;

•	conditions to the exchange of Subscription Receipts into Securities and the consequences of such conditions not being satisfied;

•

the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

•

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

13

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	material Canadian federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying Securities.

Convertible Securities

The Corporation may issue Convertible Securities, separately or together with other Securities in any combination thereof, as the case may be. The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The following describes the general terms that will apply to any Convertible Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Convertible Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Convertible Securities, and the extent to which the general terms of the Convertible Securities described in this Prospectus apply to those Convertible Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of such Convertible Securities offered;

•	the price at which such Convertible Securities will be offered;

•	the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities;

•	the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities;

•	the period or periods during which any conversion or exchange may or must occur;

•	the designation and terms of any other Securities with which such Convertible Securities will be offered, if any;

14

•	the gross proceeds from the sale of such Convertible Securities;

•	whether the Convertible Securities will be listed on any securities exchange;

•

whether the Convertible Securities are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	certain material Canadian federal income tax consequences of owning the Convertible Securities; and

•	any other material terms and conditions of the Convertible Securities.

Units

The Corporation may issue Units, separately or together with other Securities or any combination thereof, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Units, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency in which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	material Canadian federal income tax consequences of owning the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The Securities will not include any novel derivatives or asset-backed securities as described under Part 4 of NI 44-102 – Shelf Distributions.

15

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to issuance of Debt Securities pursuant to such Prospectus Supplement.

Prior Sales

Prior sales of Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

Trading Price and Volume

Trading price and volume of Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.

CERTain canadian federal income tax considerations

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

Risk Factors

There are various risks set out in the documents incorporated by reference herein, including the applicable Prospectus Supplement, that could have a material adverse effect upon, among other things, the exploration results, properties, business, business prospects and condition (financial or otherwise) of the Corporation. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement.

The Corporation has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Corporation's operating activities could impede its ability to raise capital through debt or equity financing to the extent required to fund its business operations. In addition, working capital deficiencies could negatively impact the Corporation's ability to satisfy its obligations promptly as they become due. If the Corporation does not generate sufficient cash flow from operating activities, it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

In addition, sales of a substantial number of Common Shares by existing shareholders could occur. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs, it could impair the Corporation's ability to raise additional capital through the sale of securities.

Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the risk factors described in the documents incorporated by reference herein and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Corporation's business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operation. The Corporation can provide no assurance that it will successfully address any or all of these risks. For a list of risk factors, prospective purchasers should refer to risk factors outlined in the AIF under the heading "Risk Factors", the risk factors outlined in the Annual MD&A under the heading "Financial Instrument Risk" and elsewhere in the documents incorporated by reference herein.

Prospective investors should carefully consider the risks described herein, in a document incorporated by reference herein or in the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.

An investment in the Securities, as well as the Corporation's prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

16

Interest of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to the Corporation:

•	Scott Wilson, C.P.G. SME-RM

•	Peter Szkilnyk, P.Eng.

•	Alan J. San Martin, P.Eng.

•	Richard Gowans, P.Eng.

•	Justin Taylor, P.Eng.

•	Christopher Jacobs, C.Eng., MIMMM

•	Adam Wheeler, B.Sc., M.Sc., C. Eng., Eur Ing., FIMMM

Certain information of a scientific or technical nature contained in this Prospectus and in the documents incorporated by reference herein, was reviewed and approved by the persons listed above, who are "qualified persons" within the meaning of NI 43-101.

To the knowledge of the Corporation, as of the date hereof, each of the persons referenced above holds less than 1.0% of the outstanding securities of the Corporation or any associate or affiliate of the Corporation.

17

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Mr. Francis Johnstone and Dr. Karin Thorburn, directors of the Corporation, and Mr. Adam Wheeler and Mr. Scott Wilson, the qualified persons responsible for the Nussir Technical Report and the Blue Moon Technical Report, respectively, reside outside of Canada. Mr. Johnstone, Dr. Thorburn, Mr. Wheeler and Mr. Wilson have appointed Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4 as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Legal Matters

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon by Bennett Jones LLP on behalf of the Corporation. As of the date hereof, Bennett Jones LLP and its partners, counsel and associates, as a group, beneficially own, directly or indirectly, less than 1.0% of the outstanding securities of the Corporation. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

Auditors, transfer agent and registrar

The registrar and transfer agent for the Corporation is Odyssey Trust Company, located at 300 5th Avenue SW, Suite 1230, Calgary, Alberta, T2P 3C4.

Davidson & Company LLP, having an address of 609 Granville Street, Suite 1200, Vancouver, British Columbia, V7Y 1H4, is the former auditor of the Corporation (until April 21, 2025) and has confirmed that they are independent within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct (registered name of The Institute of Chartered Accountants of Ontario). Davidson & Company LLP resigned effective on April 21, 2025, and succeeded by MNP LLP, as the current auditors of the Corporation.

Statutory aND CONTRACTUAL Rights OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase Securities. This right may be exercised within two business days after receipt or deemed receipt of the Prospectus, the accompanying Prospectus Supplement relating to the Securities purchased by a purchaser and any amendment thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, the accompanying Prospectus Supplement relating to the Securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not sent and delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

18

In addition to statutory rights of withdrawal and rescission, original purchasers of Securities under this Prospectus (as supplemented or amended) that are convertible, exchangeable or exercisable securities, will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, in addition to the amount paid on original purchase of any Securities, the amount paid upon conversion, exchange or exercise of such Securities, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario) and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Securities, to the extent such securities are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus (as supplemented or amended) is limited, in certain provincial and territorial securities legislation, to the price at which the Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories of Canada, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories of Canada. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of this right of action for damages or consult with a legal adviser.

19